Exhibit 99.5

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

ANNUAL REPORT 2010

HEALTH AND WELLNESS FROM MARINE BIOMASS.

TABLE OF CONTENTS

Corporate Highlights	3
Company Profile	4
Message to Shareholders	7
Analysis of the Financial Situation	10
Auditors's Report	26
Consolidated Balance Sheets	27
Consolidated Statements of Earnings and Comprehensive Loss	28
Consolidated Statements of Shareholders' Equity	29
Consolidated Statements of Cash Flows	30
Notes to Consolidated Financial Statements	31
Corporate Information	62
Investor and Shareholder Information	62

NKO®'s Increasing Demand Calls for Plant Expansion

Neptune is currently **expanding its in-house production capacity.** Neptune expects its **revenue growth** to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

In parallel Neptune is negotiating strategic alliances for **high scale production with multinational industrial manufacturing partners.**

Sale's Team Reinforced with Two New Experienced Executives

Neptune **hired two additional sales executives** with well-recognized backgrounds in the nutraceutical and functional food industries.

New Market Penetrations

- A leading pharmaceutical company launches NKO® in drug stores for women's health, in Norway.
- A leading health food company launches NKO® in South Africa.
- A Canadian leader in innovative health products launches NKO® in health food stores across Canada.

Neptune Strengthens its Competitive Advantages

Krill competitors banned from Australian market. Composition of matter patent is issued in Australia, along with previously obtained complementary medicine approval of NKO® precludes competitors from entering Australian market.

Neptune **receives Natural Product Number** (NPN) by Health Canada for **safety and quality** of NKO®.

The **United States FDA** grants Neptune with **GRAS** (Generally Recognized As Safe) notification.

Neptune receives **Halal certification**, from Islam Food and Nutrition Council, needed to commercialize NKO® in the **Middle East.**

Neptune Partners up with Global Pharmaceutical Partner

BAYER HealthCare, one of the world's largest marketers of health-care products, **enters alliance** with **Neptune** for **commercialization of NKO® in the United States.**

Neptune Participates at Renowned Investor Conference

Dr. Tina Sampalis presents business development for Neptune and subsidiaries, at Canaccord Adams Healthy Living Conference in Boston, USA.

Neptune Completes Plant Expansion +50%

Neptune's plant capacity **is increased by 50%. Innovation** and **Improvement** of **process technology** will allow **superior productivity.**

Patent Granted in Europe Without Opposition

Neptune obtains **patent for prevention and/or treatment of cardiovascular diseases** in **Europe without opposition.** Any other krill oil claiming any cardiovascular benefit in the European Union **is infringing** on Neptune's **patent.**

ANNUAL REPORT 2010

CORPORATE HIGHLIGHTS 2009

Immediate Commercialization in Europe for NKO®

The **EFSA** (European Food Safety Authority) officially signed its approval of NKO® as a **NOVEL FOOD** and **PARNUTS** for **immediate commercialization** in the European Union.

Acasti's API Demonstrates Positive Preclinical Research

Positive safety and **efficacy** results were demonstrated for Acasti's first Active Pharmaceutical Ingredient (API), **CaPre™**.

NeuroBioPharm's Announces Significant Results

NeuroBioPharm's medical food candidate, **NKPL**, demonstrated a **significant effect strongly resembling** the activity of **Ritalin®**, a drug recognized as the gold standard for treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, **may be effective treatment for ADHD.**

Neptune files an Infringement Lawsuit

Neptune filed a lawsuit against Aker Biomarine ASA, Jewards International and Virgin Antarctic for **patent infringement** in the United States.

Neptune Announces Crucial Decision from Court of Appeal

Neptune is allowed to exercise its exclusive option to **purchase**, at the **agreed upon conditions** from the University of Sherbrooke, **an IP production process.**

Acasti's Announces Additional Positive Results

Acasti announced further **positive results** of preclinical research demonstrating the **efficacy** of **CaPre™** in the **improvement** of **glucose tolerance** on both **healthy** and **diabetic rats.**

Neptune Announces Process Innovation

Production plant is running at a steady rate, **validating the implementation of the process innovation** resulting in **desirable increased value.**

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 3

The Company’s Activities	The Company’s Products	Clinical Studies and Target Markets

Neptune Technologies and Bioressources is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel marine phos-pholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets, including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing their health and preventing diseases.

The Company is supported by clinical trials demonstrating its products’ superior health benefits. The results have also served in obtaining regulatory approvals for label health claims for the specific indications and for commercialisation. Neptune is continuously expanding on its product portfolio, intellectual property, clinical studies, regulatory approvals and specific claims targeting the primary human health diseases. Neptune’s products are marketed and distributed in over 30 countries worldwide.

Neptune is a pioneer and leader in capitalizing on underexploited marine biomasses that are rich omega-3s, antioxidants and phospholipids, which are the highest quality ingredients available on the market. These active ingredients are clinically shown to be effective in cholesterol management, joint health, inflammation and cognitive function. Neptune Krill Oil – NKO® represents the first and only clinically proven omega-3 phospho-lipids exhibiting unmatched safety, purity and stability. NKO® omega-3 marine phospholipids set a new standard of omega-3 excellence supported by a strong intellectual property portfolio and multinational regulatory approvals. Neptune Krill Oil – NKO® is an extract of Antarctic krill. It is a blend of phospholipids, omega-3 and 9 as well as of antioxidants such as astaxanthin, vitamin A and E. NKO® offers exceptional health and clinically proven health benefits for hyperlipidemia, chronic inflammation and osteoarthritis, premenstrual syndrome, attention deficit and hyperactivity disorder (ADHD) as well as for skin cancer.	Neptune continuously invests in medical research aimed at demonstrating the benefits of its novel products on human health.

The results obtained during clinical research show that NKO® may provide health benefits for the following human conditions:

Hyperlipidemia/Cholesterol Management

NKO® is effective in controlling hyperlipidemia by significantly reducing total cholesterol levels, LDL (bad cholesterol) and triglycerides, while increasing HDL (good cholesterol) to as yet unmatched levels.

(Increases good cholesterol (HDL) by 43%, reduces bad cholesterol (LDL) by 34%).

Chronic Inflammation and Osteoarthritis

NKO®, in just seven days, can significantly reduce C-reactive protein levels by 19% and osteoarthritic symptoms, reducing pain by 29%, stiffness by 20% and functional impairment by 23%.

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ANNUAL REPORT 2010

Premenstrual Syndrome	Bioavailability Study	Business Development

NKO® can significantly relieve the physical and emotional symptoms associated with PMS (premenstrual syndrome) by relieving symptoms of bloating, weight gain and abdominal pain as well as the depression and irritability caused by this syndrome.

Attention Deficit and Hyperactivity Disorder
NKO® helps adults suffering from attention deficit and hyperactivity disorder. The bene-ficial effects after just three months of treatment include increased concentration (45.6%), focus (49.8%) and planning skills (47.8%) .

Skin Cancer
Animal studies on skin cancer caused by UV radiation indicate that NKO® can prevent up to 50% of the skin damage caused by chronic exposure to UV rays.

Neptune contracted a clinical research organization (CRO) to perform a human bioavailability study to compare NKO® to 3 competitor products; a pharmaceutical grade fish oil, an ethyl ester concentrate and a formulated product mimicking NKO® (NKO-mimic). A standardized dose of omega-3 was administred over 112 consecutive days. The uptake characteristics of EPA and DHA were analysed in plasma and red blood cells. The data obtained from this study demonstrated that the uptake of EPA and DHA bound to phospholipids in NKO® was superior and showed a significantly higher bioavailability in comparison to the NKO-mimic and fish oil. Furthermore, the omega-3 index, an important marker for cardiovascular risk, also demonstrated a significant improvement and performed better after the intake of NKO® in comparison with NKO-mimic, the ethyl ester and fish oil tested in this study.

Intellectual Property/ Regulatory Affairs
With its focus on development, Neptune is continuously expanding its intellectual property portfolio, which it protects in the world’s major markets. Along with its development approach, the Company seeks to obtain the necessary regulatory approvals for its products to be scientifically recognized, validated and marketed in the world.

Neptune has applied for and obtained new patents to protect its products while other applications are progressing normally through the regulatory approval process.

Partnership strategy
Neptune’s business strategy is to form partnerships and strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries.

Worldwide Issue Patents: process, applications & composition

CATEGORY	DESCRIPTION	COUNTRIES
		Issued	Pending
Extraction Process	Process	34	1
Krill Oil	Method of Use:	25	3
	Cardiovascular/lipid
	management
Marine Oil	Method of Use:	0	30
	Multiple health benefits
Phospholipids/	Composition of Matter	25	5
Novel Flavonoid

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    5

Neptune has obtained many of the government regulatory approvals required for NKO®, notably:

COUNTRY/	REGULATORY	DESIGNATION
Continent	Authority
United States	FDA	GRAS (Generally Recognized As Safe)
NDI (New Dietary Ingredient)
Canada	NHPD	NPN (Natural Product Number)
Australia	TGA	Complementary medicine
Europe	EFSA	Novel Food and PARNUTS
Islamic countries	IFANCA	HALAL certification

Neptune has had remarkable success developing and forging strategic business relationships with industry leaders in, among others, the nutraceutical market. As such, in conjunction with prominent international food manufacturers, Neptune continues its research and development on functional foods as well as its studies to ascertain their health benefits.

The Company is also in the process of developing new lines of dietary supplements, formulations, functional ingredients and therapeutic ingredients for certain human conditions. We are looking to forge strategic partnerships and alliances with other food industry giants with a view to targeting three main therapeutic applications for our active ingredients: cardiovascular, neurological and inflammatory within the following four food categories: dairy, cereals/bars, juice/ beverages, and confectionery/snacks.

Neptune is also developing other marine omega-3 phospholipid formulations for the food industry as well as for certain pharmaceutical applications. As part of its operations, Neptune formed two pharmaceutical subsidiaries dedicated to developing and obtaining scientific validation of therapeutic ingredients for use in pharmaceutical applications. The first subsidiary, Acasti Pharma, focuses on the cardiovascular segment while the second, NeuroBioPharm focuses on neuro-degenerative conditions.

Pharmaceutical Activities

Acasti Pharma Inc.

A pharmaceutical subsidiary, Acasti Pharma, is pursuing pharmaceutical cardiovascular applications with near-term market opportunities in the medical food and over-the-counter markets. In addition the development of a prescription drug candidate towards regulatory approval to conduct clinical trials is currently in progress. The business development strategy is also to carry out advanced clinical development and marketing with multinational pharmaceutical partners. Headed by qualified, experienced staff, the

.

Company also has well-equipped research laboratories and beyond its goal to generate revenues in the near term, is conducting numerous preclinical studies, which are essential to obtaining the regulatory approvals for a product to qualify as a prescription cardiovascular drug. The Company publishes its results and its latest publication was presented in April at a conference sponsored by the American Heart Association.

NeuroBioPharm Inc.

Neptune’s other subsidiary, NeuroBioPharm, is pursuing pharmaceutical neurological applications. Together with a multinational partner, NeuroBioPharm is participating in a clinical study to demonstrate the health ben-efits of its products as a medical food. The development and validation of a prescription drug candidate is also moving forward quickly within the Company. Advanced clinical development and marketing is planned with multinational partners.

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ANNUAL REPORT 2010

2009 AND THE BEGINNING

OF 2010 WERE PIVOTAL IN THE

ADVANCEMENT OF NEPTUNE

TECHNOLOGIES & BIORESSOURCES

(NEPTUNE). INDEED, A NUMBER

OF KEY STRATEGIC OBJECTIVES

WERE ACHIEVED THIS PAST YEAR

THAT HAVE HELPED STRENGTHEN

OUR POSITIONING AND BROADEN

OUR FORCES IN THE EMERGING

CONSUMER HEALTH MARKET.

In fiscal 2009-2010, Neptune achieved revenues of over C$12.5 million and a non-consolidated net earnings of almost C$0.350 million despite the slowdown period due to increased capacity. The Company’s consolidated net loss also improved considerably and amounts to C$1.535 million.

Neptune’s competitive edge has always been and will continue to be founded and reinforced by the development of its strategic assets constituting of its innovations and intellectual property. Clinical research studies to date show the unmatched efficacy of our products, especially Neptune Krill Oil – NKO®, our flagship product for cardiovascular, neurological and inflammatory conditions, as well as for premenstrual syndrome. Neptune continues to conduct its clinical trials with the aim of further validating the benefits of its products. Furthermore, Neptune has made it a priority to obtain the necessary regulatory approvals for label health claims allowing us to market our products more effectively in Europe and elsewhere in the world.

Development strategy
In 2009-2010, we continued increasing our stronghold in markets where we already have a presence and expanding into new areas around the world, more specifically, North America, Europe and Oceania by capitalizing on our successful penetration of various distribution channels in the United States. These breakthroughs were made for several brands, which are now offered by America’s top retailers through the largest distributors, which promote and sell the products under their own brand names while displaying Neptune’s product logo, NKO®. The Neptune krill oil registered trademark NKO® must appear on the labels of all Neptune krill oil products on the shelf.

At the end of the fiscal year, Neptune partnered with Bayer Healthcare LLC to offer its NKO® product through direct sale. Bayer marketed the product under the brand name “Arctic Wonder”.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    7

At the end of 2009, Neptune emphasized its penetration of the European market after securing “Novel Food’’ approval to sell its products in 27 European countries. We have since stepped up our efforts to finalize strategic partnerships that will maximize our penetration on this continent. Several agreements have been signed, and we are now generating significant sales in many of these European countries. Oceania, Africa and Asia are still important target markets for Neptune, particularly in light of the successful launch of our NKO® flagship product in Australia, New Zealand, South Africa, Taiwan and other Asian countries. We are planning a big expansion into the Asian market, which will provide a steady increase in revenues.

The Company continues to expand its clinical knowledge. Recent studies conducted on humans revealed that Neptune’s Omega-3 phospholipids have a higher bioavailability than any other Omega-3 formulation on the nutraceutical and pharmaceutical markets. These clinical results confirm the superiority of Neptune’s Omega-3 phospholipids.

The implications of these results are far-reaching since some regulatory agencies such as Europe’s EFSA not only limit the maximum daily dose permitted in food supplements and functional foods but also require accurate clinical proof before authorizing any food to make specific health claims to consumers.

In this context, Neptune maintains its strategy as regards to its application for authorization of health claims using the results of its completed clinical studies and those underway specifically for this purpose in order to strengthen its leadership position in its markets. The regulatory approvals secured to date and presented in the Company Profile section allow us to market our products in Canada, United States, Australia, Europe and some Asian countries.

The Company is also working diligently to protect its intellectual property and will do whatever it takes to protect and defend its rights. Legal support and action are becoming increasingly necessary given the emergence of companies that do not respect and openly infringe on patented intellectual property.

The Company currently has patents in over 30 countries. Details can be found in the Company Profile section.

At the end of 2009, after five years of legal debate, the Court of Appeal handed down a judgment in favour of Neptune, upholding the agreed upon conditions to acquire the operating rights to a developed process.

The Company continues to acquire patents and trade secrets and is continuing its efforts to produce technological innovations as attested by the increase in output, productivity and technological innovation this past year.

In the summer of 2009, Neptune ventured to increase capacity. To this end, we spent close to $4 million on specialized equipment, on optimizing production processes, on improving productivity and on increasing production capacity. Although the process took longer than expected, it lead to new discoveries and unprecedented technological innovations that will in a very short time frame enable the Company not only to further enhance productivity but to also sharpen its competitive edge. The benefits of these discoveries will contribute to augmenting the Company’s value.

Outlook and objectives
Neptune is also expanding its product line by conducting research and developing its own food matrices and pilot functional food products, including cereal bars, juices, powder and fruit nuggets, which are at various stages of development and/or commercialisation. These products target cardiovascular, cognitive and joint health applications. Management is also continuing with its project and negotiations aimed at finalizing the agreements required to build a large production plant, which will be supported by multinational industrial partners. Management plans to submit its recommendations and the agreements to the Board of Directors during 2010 so that we can move ahead with this project, which will help us meet the growing global demand of consumers and current and potential distributors.

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ANNUAL REPORT 2010

Subsidiaries Acasti Pharma and NeuroBioPharm
Neptune executes its pharmaceutical activities through subsidiaries: Acasti Pharma, for cardiovascular applications, and NeuroBioPharm, for neurological applications. Both companies try to fully capitalize on market opportunities with active pharmaceutical ingredients, which meet the changing needs of consumers of the medical food and over-the-counter product markets, thereby creating potential revenue opportunities for the short, medium and long term, as called for in Neptune’s business model and plan.

With its qualified competent staff, Acasti Pharma has the necessary expertise to achieve its objectives. The company is equipped with state-of-the art laboratories, and in addition to efforts aimed at generating short-term revenues, it is conducting numerous preclinical studies, which are essential to obtaining the regulatory approvals for medications to qualify as a prescription cardiovascular drug. Acasti Pharma announces its summary results by way of a press release. Its latest publication was presented at a conference sponsored by the American Heart Association in April 2010.

NeuroBioPharm has already been established and in conjunction with a multinational partner is conducting clinical trials for a new medical food. In addition, both Acasti Pharma and NeuroBioPharm are working on developing prescription drugs for which an investigational new drug application (IND) will shortly be filed in order to proceed with clinical trials. The development and marketing strategy also calls for conducting extensive clinical studies with multinational pharmaceutical partners.

We would like to thank our shareholders for their support, our clients for their long-standing confidence, and the collaborators of our subsidiaries Acasti Pharma and NeuroBioPharm. Thank you as well to all our employees for their efforts this past year and to the members of the scientific board and the Board of Directors for their invaluable advice and direction.

/s/ André Godin
André Godin
Vice-President,
Administration and Finance

/s/ Henri Harland
Henri Harland
President and Chief Executive Officer

/s/ Ronald Denis
Dr Ronald Denis
Chairman of the Board

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    9

MANAGEMENT ANALYSIS OF THE FINANCIAL SITUATION
AND OPERATING RESULTS

Management Discussion and Analysis
Year ended February 28, 2010

This analysis is presented in order to provide the reader with an overview of the changes to the consolidated financial position and operating results of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”). This analysis explains the material variations in the audited consolidated statements of earnings, financial position and cash flows of Neptune for the year ended February 28, 2010, as well as for the nine-month period ended February 28, 2009. During the fiscal period ended February 28, 2009, the Company changed its fiscal year-end to February 28 from May 31. For comparative purposes, the Company has explained the variations between the twelve month period ended February 28, 2010 and the unaudited twelve-month period ended February 28, 2009 as well as between the nine-month period ended February 28, 2009 and the unaudited nine-month period ended February 28, 2008.

This analysis, completed on May 6, 2010, must be read in conjunction with the Company’s audited and consolidated financial statements as at and for the period ended February 28, 2010 which are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2010, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

All dollar amounts in this document, with the exception of per-share amounts or unless otherwise noted, are in thousands of Canadian dollars.

OVERVIEW
As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

NEPTUNE
The Company continues to expand its customer base worldwide and is expecting revenue growth driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia. Neptune also completed its plant expansion and the scaling up of its production capacity at its Sherbrooke plant during the first and second quarter providing for more than 50% increase of yearly output from 60,000 kilograms to close to 100,000 kilograms. The integration of new technical equipment into the manufacturing line and the completion of the capacity expansion were completed on schedule, at the end of the first quarter. The ramp-up of the facility, which took place during the second quarter, impacted the financial results in the second quarter but the Company has managed to catch up with the production in the third and fourth quarter to surpass last year annualized revenues. During the third quarter and fourth quarter, the production plant ran at a steady rate of over 100,000 kg annually. In order to respond to increased demand and deliver on its volume commitments, Neptune is currently working to further expand its production capacity from 100,000 kg to an estimated 120,000 to 130,000 kg annually. This additional expansion is expected to take place during the first two quarters of fiscal 2011. This expansion should take place without production interruption and represents a marginal investment financed by cash flow from current operations. Neptune’s additional industrial plant project discussions are on schedule, with the target for the new industrial plant realization to take place during the course of calendar 2012.

During the first quarter, the Company signed an agreement with Bayer Heathcare LLC for the commercialization of Neptune proprietary products in the United States. Also in the first quarter, Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil - NKO® under the brand name Inno-Krill™ in health food stores across Canada. During the second quarter, Weifa, a leading pharmaceutical company also launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Neptune launched a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications. The Company will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

10 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

The Company also sustained its clinical research initiatives. As a result, Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Similarly, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are progressing in a satisfactory way.

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the amount of at least US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed a response and counterclaims early in the third quarter to the Schiff complaint in federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff Nutrition Group Inc. to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff Nutrition Group Inc. continued to use the Company trademarks and claims, as it was seen on websites of multiple Schiff Nutrition Group Inc. distributors.

No provision has been recorded by the Company as at February 28, 2010 for this matter because the outcome and the amount of loss, if any, is not determinable.

In the third quarter, the Company announced that convertible debentures with a principal value of $2,250 had been converted. Holders of $84 of debenture capital converted capital and accumulated interest into Neptune units resulting in the issuance of 69,783 common shares and 34,891 warrants of Neptune. Neptune warrants are exercisable until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion. Holders of $2,166 of debenture capital chose to convert into Acasti Pharma Inc. (“Acasti”) units resulting in the transfer from Neptune to the former debenture holders of 9,455,867 Acasti Class A shares and the issuance of 9,455,867 Acasti call options by Neptune. Acasti call options are exercisable at $0.50 and expire one year after their issuance. At as February 28, 2010, $496 of convertible debentures remains outstanding.

In the third quarter, Neptune also converted all of its 38,240,000 Acasti Class C shares into Acasti Class A shares as per the terms of the shares. After all conversions and transfers Neptune owns 28,784,133 Acasti Class A shares and 4,950,000 Acasti multi-voting Class B shares.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, being determined to enforce its rights, has thus filed suits against some of those companies in order to protect its intellectual property.

The Company has also decided to exercise its right to appeal the decision of the European Patent Office regarding the European composition of phospholipids and use patent. The Company does not agree with the decision that states that Neptune’s Patent does not sufficiently disclose the invention. With the filing of an appeal, the decision to revoke the patent is suspended and the patent remains enforceable until appeal is heard.

In the third quarter, the Company also filed a patent infringement lawsuit against Aker Biomarine ASA, Jedwards International, Inc., and Virgin Antarctic LLC. The complaint, which was filed in the U.S. District Court for the District of Massachusetts, alleges infringement of U.S. Patent No. 6,800,299. The patent is directed to a method of extracting total lipid fractions from krill.

In the fourth quarter, the Company received a ruling on its appeal against the December 2008 ruling against the Company’s Intellectual Property purchase option. In this new ruling, the Court of Appeal confirmed Neptune’s right to exercise its purchase option related to its Intellectual Property at a purchase price of $275 plus interest. The court also confirmed that Neptune had exercised its option on August 18, 2004 and rejected all royalty claims with the exception of $36 plus interest.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)
The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During 2010 fiscal year, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Acasti negociated a deal with a non-disclosable partner to commercialize an OTC product in the USA, Brazil and Canada. Furthermore, the selection process of potential partners for co-development of Rx, OTC and Medical Foods is completed and Acasti has implemented its operational plans towards the execution of pre-marketing and commercialization.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 11

Acasti announced publicly its significant pre-clinical results in prestigious and international conferences. The preclinical study results were presented at the council for Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) 2010 Scientific Sessions Meeting of the American Heart Association in San Francisco, CA. The results of the study entitled "CaPre™, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes " were presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPre™”) for the treatment of dyslipidemia and cardio-metabolic disorders. CaPre™ was shown to be effective in beneficially modulating the lipid profile of healthy and diseased mice with high cholesterol, obesity and diabetes. CaPre™ significantly reduced triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

The efficacy of CaPre™ was evaluated in Zucker Diabetic Fatty (“ZDF”) model, with which, as previously reported, CaPre™ demonstrated significant anti-dyslipidemic effects associated with substantial elevations of High-density lipoprotein-Cholesterol (“HDL-C”) or “good cholesterol”. CaPre™ was administered for 3 months at a daily human equivalent dose of 500mg and 2,500mg in both ZDF diabetic (established, severe, type 2 diabetes) and normal healthy rats. Both rat phenotypes were subjected to oral glucose tolerance tests (“OGTT”). In medical practice the OGTT is commonly used to test for diabetes and insulin resistance. It involves the oral administration of high amounts of glucose in order determine how quickly it is cleared from the blood. The test may be performed as part of a panel of tests, such as the comprehensive metabolic panel. Treatment of severely diabetic rats with CaPre™ was shown to significantly reduce impaired glucose tolerance within 1 month of treatment, with the higher dose being only slightly more effective than the lower dose. After 3 months, the ZDF rats had established a normal tolerance to glucose analogous to the healthy rats. Also, the healthy rats continued to tolerate glucose normally, indicating another safety parameter for CaPre™.

Along with this endeavor Acasti received positive feedback from pre-IND and pre-CTA respectively from FDA and Health Canada to pursue the pharmaceutical development of CaPre™. Acasti has now identified a cGMP manufacturing site to comply with the regulations of pharmaceutical development.

From a business development perspective, Acasti showcased its platform and product to a variety of pharmaceutical companies through international business development meetings (Annual Alliance Management congress and Annual Combination Drug Therapies Conference, both organized by the Cambridge Healthtech Institute (CHI) and the BioPharmaceutical Strategy Series). Acasti presented its unique positioning in the field of Cardiometabolic disorders and its action plan for successful collaboration with worldwide pharmaceutical industry leaders and its strategy for implementation. Acasti intensified its position on its corporate strategy in seeking alliances for its new product lines, while providing opportunities for in/out licensing agreements. Acasti is establishing itself with international and strategic industrial partners who are seeking the next best product to manage the complexity of mixed dyslipidemia associated with the ever-increasing problems of obesity and diabetes.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NBP”)
Exploratory pre-clinical studies were completed evaluating the potential effects of the NBP pipeline on neurodevelopmental and cognitive function in comparison to the industry gold standards; the results are encouraging and indicative of neurobioactivity in frontal and temporal lobes.

The clinical trial evaluating the effect of the medical food in early stage Alzheimer disease is still progressing and is almost completed. The trial is done in multiple sites in different provinces in Canada. Under the prescription drug products, preclinical studies evaluating the toxicity, pharmacokinetics and mechanism of action of the prescription drug are designed. NBP was active in developing the OTC product (NKPL72 and NKPL43) and is still at validating the process at large scale. Finally, NBP attempts to sign a license or rights of first refusal for OTC monotherapy and/or fixed dose combination treatments with at least one partner is still strongly on-going.

12 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

Principal consolidated financial information
(In thousands of dollars, except per share data)
	Twelve-month period		Nine-month period
	ended February 28		ended February 28
	2010	2009	2009	2008
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
			recast[4]
	$	$	$	$
Sales and research contracts	12,664	11,724	8,589	7,129
EBITDA[1]	(1,190)	598	328	750
Net loss	(1,535)	(3,167)	(1,885)	(3,500)
Net loss per share and diluted loss per share	(0.040)	(0.084)	(0.050)	(0.095)
Total assets	17,566	18,154	18,154	14,106
Working capital[2]	4,497	7,936	7,936	6,718
Shareholder equity	7,996	9,002	9,002	8,056
Book value per common share[3]	0.209	0.239	0.239	0.215
Long term debt	6,275	5,731	5,731	2,676
[1]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortizations, income taxes and losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution for its EBITDA calculation.

[2]

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

[3]

The book value per share is presented for information purposes only and is obtained by dividing the book value of shareholders equity by the number of outstanding common shares at the end of the fiscal year. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be compared to similar measurements presented by other public companies.

[4]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

RECONCILIATION OF THE CONSOLIDATED EARNINGS BEFORE INTEREST, TAXES,
DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of this non-GAAP financial information is presented in the table below. The Company uses non-GAAP measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net earnings (net loss), financial expenses, amortizations, income taxes, losses on foreign exchange incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation and gain on dilution, for its Consolidated EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 13

Reconciliation of non-GAAP financial information
(Expressed in thousands, except per share amounts)
	Twelve-month period		Nine-month period
	ended February 28		ended February 28
	2010	2009	2009	2008
	(Audited)	(Unaudited)	(Audited)	(Unaudited)
			recast[1]
	$	$	$	$
Net loss	(1,535)	(3,167)	(1,885)	(3,500)
Add (deduct):
Amortization	768	685	531	441
Financial expenses	678	597	519	391
Stock-based compensation	485	3,479	2,172	3,184
Foreign exchange loss (gain)	636	(987)	(1,000)	234
Gain on dilution	(2,222)	(9)	(9)	-
EBITDA	(1,190)	598	328	750
[1]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

Fiscal year ended February 28, 2010
		First	Second	Third	Fourth
	Total	Quarter	Quarter[1]	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	12,664	2,878	1,371	3,758	4,657
EBITDA[2]	(1,190)	(284)	(1,634)	440	288
Net income (loss)	(1,535)	(1,407)	(2,112)	2,023	(39)
Basic earnings (loss) per share	(0.041)	(0.037)	(0.056)	0.053	(0.001)
Diluted earnings (loss) per share	(0.044)	(0,037)	(0,056)	0,050	(0.001)

Nine-month period ended February 28, 2009 (Recast3 )
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	8,589	n/a4	2,366	2,451	3,772
EBITDA[2]	328	n/a4	157	(708)	879
Net income (loss)	(1,885)	n/a4	(598)	(1,360)	73
Earnings (loss) per share basic and diluted	(0.05)	n/a4	(0,016)	(0.036)	0.002

14 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
Fiscal year ended May 31, 2008

		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Sales and research contracts	10,264	2,085	2,169	2,876	3,134
EBITDA[2]	1,020	332	70	348	270
Net loss	(4,782)	(1,051)	(1,563)	(886)	(1,282)
Loss per share basic and diluted	(0,130)	(0,029)	(0,042)	(0,024)	(0,035)

[1]	Impact of first quarter plant shut down during second quarter of fiscal 2010.

[2]

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes and losses on foreign exchange incurred during the fiscal year minus gains on settlement of debentures. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation and gain on dilution for its EBITDA calculation.

[3]	Giving effect to the adoption of new accounting standards related to intangible assets on March 1, 2009. See note 2(a) of the consolidated financial statements.

[4]	The Company changed its year end from May 31 to February 28 during fiscal 2009.

SEGMENT DISCLOSURES
The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical applications for neurological diseases (NeuroBioPharm).

For the fiscal year ended February 28, 2010 all revenues are generated by the nutraceutical segment to the exception of small revenue from research contract in NeuroBioPharm. The continuity of all operations of the consolidated group are presently supported by Neptune revenues, therefore, Acasti Pharma and NeuroBioPharm operations are limited to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment NKO® is the only product sold in the nutraceutical market by Neptune. NKO® presently generates a gross margin that varies between 40% and 50% depending on the country and the market where it is sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none is presently generating revenue. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is in their case to generate short term revenue with the OTC and prescription medical food products. It is impossible for now to evaluate a precise timeline for the launch of any of Acasti or NeuroBioPharm products as negotiation are ongoing with potential partners that cannot be disclosed at this moment.

The consolidated treasury flows are explained in the following section except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular segment, Acasti’s operating activities generated a decrease in liquidities of $1,999 mostly related to its operating loss as well as the changes in operating assets and liabilities. Acasti’s investing activities generated an increase in liquidities of $2,002 mostly related to the maturity of short-term investments. Acasti’s financing activities generated an increase in liquidities of $81 all related to the issuance of shares on exercise of warrants. Therefore, Acasti’s cash position increased by $84 for the year ended February 28, 2010.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 15

The following table show selected financial information by segments :

Year ended February 28, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$

Sales and research contracts	12 605	-	59	12 664

EBITDA	688	(1 559)	(319)	(1 190)

Net income (loss)	340	(1 556)	(319)	(1 535)

Total assets	16 653	913	-	17 566

Working capital	3 966	574	(43)	4 497

EBITDA calculation
Net income (loss)	340	(1 556)	(319)	(1 535)
add (deduct)
Amortization	759	9	-	768
Financial expenses	678	-	-	678
Stock-based compensation	485	-	-	485
Foreign exchange loss (gain)	648	(12)	-	636
Gain on dilution	(2 222)	-	-	(2 222)

EBITDA	688	(1 559)	(319)	(1 190)

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND
TWELVEMONTH PERIODS ENDED FEBRUARY 28, 2010 (AUDITED) AND THE THREE-MONTH
AND TWELVE-MONTH PERIODS ENDED FEBRUARY 29, 2009 (UNAUDITED)

Revenue
Revenue for the last quarter continued to increase to attain a record high of $4,657 for the three-month period ended February 28, 2010, representing an increase of 24% compared to the three-month period ended February 29, 2009. Revenue for the twelve-month period ended February 28, 2010 increased to reach $12,664 representing an increase of 8% compared to the twelve-month period ending February 29, 2009. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American, European and Australian markets due to the increasing awareness and recognition of NKO®.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2010, two customers accounted for 37.3% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA decreased by $591 for the three-month period ended February 28, 2010 to $288 compared to $879 for the three-month period ending February 29, 2009, a decrease of 67% over the corresponding quarter in 2009. EBITDA decreased by $1,788 for the twelve-month period ended February 28, 2010 to $(1,190) compared to $598 for the twelve-month period ended February 29, 2009. The reason for the twelve-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm for approximately $1,000, and increases in litigation-related costs for approximately $650.

Net Income (Loss)
The Company realized a consolidated net loss for the three-month period ended February 28, 2010 of $39 or $0.001 per share compared to a net income of $73 or $0.002 per share for the three-month period ended February 28, 2009. The net loss for the twelve-month period ended February 28, 2010 amounts to $1,535 or $0.041 per share, compared to a net loss of $3,167 or $0.084 per share for the twelve-month period ended February 28, 2009, an improvement of 52% from last year’s corresponding period. These results are attributable to the decrease in the stock-based compensation charge by $2,994 as well as the gain on dilution realized on the debenture conversion for an amount of $2,222. These favourable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries, Acasti and NeuroBioPharm, for an amount of approximately $1,000 as well as a foreign exchange loss of $636 for the twelve-month period ended February 28, 2010 compared to a foreign exchange gain of $987 for the twelve-month period ended February 28, 2009.

16 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

COMMENTS RELATIVE TO THE SIGNIFICANT VARIATIONS BETWEEN THE THREE-MONTH AND NINE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (AUDITED) AND THE THREE-MONTH AND NINE-MONTH PERIOD ENDED FEBRUARY 28, 2008 (UNAUDITED)

Revenue
Revenue for the last quarter continued to increase to attain $3,772 for the three-month period ended February 28, 2009, representing an increase of 31% compared to the three-month period ended February 29, 2008. Revenue for the nine-month period ended February 28, 2009 increased to reach $8,589 representing an increase of 20% compared to the nine-month period ended February 29, 2008. This increase in the Company’s revenue is mainly attributable to the aggressive penetration of the American market due to the increasing awareness and recognition of NKO® as well as a favorable exchange rate on the American dollar.

Virtually all of the Company’s sales are derived from the nutraceutical segments. In fiscal 2009, three customers accounted for 48.6% of total revenues.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
EBITDA increased by $531 for the three-month period ended February 28, 2009 to $879 compared to $348 for the three-month period ended February 29, 2008, an increase of 155% over the corresponding quarter in 2008. EBITDA decreased by $422 for the nine-month period ended February 28, 2009 to $328 compared to $750 for the nine-month period ended February 29, 2008, a decrease of 55%. The reason for the nine-month period decrease is mainly due to the research and development expenditures incurred in Acasti and NeuroBioPharm. On a comparative basis, EBITDA for the nutraceutical business for the nine-month period ended February 28, 2009 compared to the corresponding period in 2008 increased by 65% from $750 to $1,238 primarily due to increased sales and margins.

Net Income (Loss)
The Company realized for the first time on a consolidated basis a net profit for the three-month period ending February 28, 2009 of $73 or $0.002 per share compared to a net loss of $886 or $0.024 per share for the three-month period ended February 29, 2008, an increase in absolute dollars of $957 from last year’s corresponding quarter. The net loss for the nine-month period ended February 28, 2009 amounts to $1,885 or $0.05 per share, compared to a net loss of $3,500 or $0.095 per share for the nine-month period ended February 29, 2008, an improvement of 46% from last year’s corresponding period. These results are due to the improvement in productivity as well as an increase of the gross margin reflected in the cost of sales and operating expenses. It is also attributable to the decrease in the stock-based compensation charge by $1,012 in the quarter and $2,320 for the nine-month period. The Company also realised a gain on foreign exchange for a total amount of $1,000 compared to a foreign exchange loss of $235 for the last year’s corresponding period primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar. These favourable variances were offset by an increase in research and development expenses mainly attributable to the two subsidiaries Acasti and NeuroBioPharm for an amount of $903.

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2010 (AUDITED) AND THE TWELVE-MONTH PERIOD ENDED FEBRUARY 28, 2009 (UNAUDITED)

Operating Activities
During the twelve-month period ended February 28, 2010, the operating activities generated a decrease in liquidities of $506, compared to a decrease of $488 for the corresponding twelve-month period ended February 28, 2009. The change in liquidities derived from operating activities from the twelve-month period ended February 28, 2009 to the twelve-month period ended February 28, 2010 is mainly attributable to the higher loss from operations which excludes the gain on dilution for an amount of $2,222 and a net increase in operating assets and liabilities for an amount of $1,380, primarily due to lower investment in accounts receivable and research tax credits and higher investments in inventories.

Investing Activities
During the twelve-month period ended February 28, 2010, the investing activities generated a decrease in liquidities of $1,340. This decrease is mainly due to investments in property, plant and equipment for an amount of $3,581. These investments are mainly comprised of investments in the plant expansion, which has been financed by our long term financing facility (see note 16 to the consolidated financial statements). In addition, the Company invested in its intangible assets for an amount of $77. In order to finance these and other projects the Company decreased its short-term investments by $2,317.

Financing Activities
During the twelve-month period ended February 28, 2010, the financing activities generated an increase in liquidities of $2,474. This increase is mainly attributable to the increase of the long term debt by $3,000 in order to finance the plant expansion, less repayments, amounting to $761. The Company also increased its liquidities by issuing shares following warrants and options exercised for a total amount of $235.

Overall, as a result of cash flows from all activities, the Company increased its cash by $257 for the twelve-month period ended February 28, 2010.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 17

TREASURY FLOW AND FINANCIAL SITUATION BETWEEN THE NINE-MONTH PERIOD ENDED FEBRUARY 28, 2009
(AUDITED) AND THE NINE-MONTH PERIOD ENDED FEBRUARY 28, 2008 (UNAUDITED)

Operating Activities
During the nine-month period ended February 28, 2009, the operating activities generated a decrease in liquidities of $289, compared to a decrease of $592 for the corresponding nine-month period ended February 29, 2008. The positive change in liquidities derived from operating activities from the nine-month period ended February 29, 2008 to the nine-month period ended February 28, 2009 is mainly attributable to the improved results. The variation in working capital items from the nine-month period ended February 28, 2009 to the nine-month ended February 29, 2008 represents an increase of $466, primarily due to increases in inventories and research tax credits receivable. The change in working capital items for the nine-month period ended February 28, 2009 consists of an increase in accounts receivable for an amount of $480, an increase in research tax credits for an amount of $462, an increase in inventory for an amount of $390 and an increase in accounts payable and accrued liabilities for an amount of $192.

Investing Activities
During the nine-month period ended February 28, 2009, the investing activities generated a decrease in liquidities of $2,339. This decrease is mainly due to investments in property, plant and equipment for an amount of $904. These investments are mainly comprised of investments in the plant expansion, which will all be financed by our long term financing facility. In addition, the Company invested in its intangible assets for an amount of $254 mainly attributable to charges for the novel food regulation. In order to finance these and other projects the Company decreased its short-term deposits by $1,152.

Financing Activities
During the nine-month period ended February 28, 2009, the financing activities generated an increase in liquidities of $2,917. This increase is mainly attributable to the debenture financing for $2,720 net of the financing fees. As explained in note 16 to the audited consolidated financial statements, the Company also refinanced its long-term debt in 2009. The Company entered into a debt agreement totaling $6,500 of which $3,500 was disbursed in 2009. The Company used these amounts to reimburse its long term debt of $3,397.

Overall, as a result of cash flows from all activities, the Company increased its cash by $290 for the nine-month period ended February 28, 2009.

At February 28, 2010, the Company’s liquidity position, consisting of cash and short-term investments, was $2,094.

Also, At February 28, 2010, the Company had an authorized operating line of credit $1,000, of which an amount of $1,000 was available as well as an additional $200 for foreign exchange contract, all of which was also available.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future. See ”subsequent events“.

FINANCIAL POSITION
The following table details the important changes to the balance sheet at February 28, 2010 compared to February 28, 2009:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	257	See cash flows statement
Short term investments	(2,317)	Conversion to cash to fund operations
Receivables	(1,717)	Improvement in collection terms
Inventory	872	Increase of purchases of raw material
Property, plant and equipment	2,376	Plant expansion project and amortization
Accounts payable and accrued liabilities	(125)	Improvement in suppliers’ credit terms
Convertible debenture	(1,699)	Conversion of debentures and interest and accretion expenses
Long-term debt	2,243	Plant expansion financing

18 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

PRIMARY ANNUAL FINANCIAL RATIOS

	2010	2009	2008
Working Capital Ratio (current assets/current liabilities)[1]	2.05	2.98	3.17
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.78	0.63	0.43

* including convertible debentures for 2009 and 2010.

[1]

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

[2]

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by Canadian GAAP requirements, the results may not be comparable to similar measurements presented by other public companies.

Most of the Company’s financial ratios deteriorated or were maintained during the period ended February 28, 2010 compared to the period ended February 28, 2009 mainly due to decrease in accounts receivables and short-term investments. The Company’s solvency ratio deteriorated during the period ended February 28, 2010 compared to the period ended February 28, 2009 mainly due to second tranche mortgage loan used to finance the plant expansion and the effects of the plant shutdown on the operating results.

CONTRACTUAL OBLIGATIONS

The Company’s contractual obligations, including payments due during the next five reporting periods and thereafter, are presented in the following table:

REQUIRED PAYMENTS PER PERIODS
		Less than	2 to 3	4 to 5	More than
Contractual Obligations	Total	one period	periods	periods	5 periods
	$	$	$	$	$
Long-term debt	5,780	967	1,920	1,868	1,025
Loans guaranteed by investments in lease contracts*	74	47	27	-	-
Research and development contract	1,062	1,062	-	-	-
Other lease contracts	727	245	345	137	-
Total liabilities	7,643	2,321	2,292	2,005	1,025

* Including interest fees.

OFF-BALANCE SHEET ARRANGEMENTS
The Company off-balance sheet arrangements consist of the following commitments:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

	Rate	Minimum
		royalty
To a Canadian university as of June 1, 2002 (for the term of the patents or until the Company exercised its option)[1]	4%	$5

To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period)	1%	–

1   The Company has a $275 purchase option relating to the intellectual property currently held by this Canadian university.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 19

In the normal course of business, the Company has signed agreements with various partners and suppliers relating to the execution of research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that will be realized during the next 30 months for an amount of $775. As at February 28, 2010, payments of $459 have been made towards the total amount of the contract. In addition, during the first quarter 2010, the Company initiated another clinical trial that will be realized during 20 months for an amount of $345 (€240). As at February 28, 2010, payment of $144 (€100) has been made toward the total amount of the contract. The Company initiated another research project during 2010 that will be realized during 12 months for an amount of $583. As at February 28, 2010, an accrual of $38 is included in accrued liabilities.

The Company has also entered into long-term lease agreements, which call for payments of $727 for the rental of premises. Minimum lease payments for the next years are $245 in 2011, $174 in 2012, $171 in 2013 and $137 in 2014.

RELATED PARTY TRANSACTIONS
Under the terms of an agreement entered into with a shareholder (a company controlled by an officer and director), the Company is committed to pay royalties of 1% of its revenues related to its nutraceutical segment in semi-annual installments, for an unlimited period. The annual amount disbursed in cash cannot exceed net earnings before interest, taxes and amortization of Neptune on a non-consolidated basis. For the year ended February 28, 2010, total royalties paid or payable to this party amounted to $120 (nine-month period ended February 28, 2009 - $222, including royalties on the transfer of licenses to the subsidiairies of $137). As at February 28, 2010, the balance payable to this shareholder under this agreement amounts to $175 (February 28, 2009 - $222). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

CHANGE TO ACCOUNTING POLICIES
New accounting policies adopted in 2010:
On March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

Goodwill and Intangible Assets:
The CICA issued Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally-generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151 and $147, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2009 is not significant.

Financial Instruments:
Effective September 1, 2009, the Company adopted an amendment to CICA Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

Presentation of unrealized gains and losses on foreign exchange:
The Company restated the consolidated statement of cash flows for the nine-month period ended February 28, 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, cash flows from operating activities (foreign exchange gain (loss) on cash and short-term investments) decreased by $193, cash flows from investing activities (maturity (purchases) of short-term investments) increased by $47 and the foreign exchange gain (loss) on cash held in foreign currencies was added, in the amount of $146.

20 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

Future accounting changes:
Business Combinations:
Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements:
Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not anticipate that it will ever adopt these new sections because they become effective only when the Company’s expecting to adopt the International Financial Reporting Standards.

International Financial Reporting Standards:
In February 2008, Canadian Accounting Standard’s Board (‘’AcSB’’) confirmed that Canadian GAAP, as used by publicly accountable enterprises, would be replaced by International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with comparative figures for previous period. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements. The Company will convert to these new standards according to the timetable set within these new rules. The Company has not yet assessed the impact these new standards will have on its financial statements. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

USE OF ESTIMATES
The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

SUBSEQUENT EVENTS
On April 30, 2010, 1,068,000 warrants were exercised for a total proceed of $1,335 and 1,086,400 call options of Acasti for a total proceed of $272.

On May 4, 2010 the Company announced that it has entered into an agreement with a syndicate of agents to raise up to $15,000. The Company mandated Paradigm Capital Inc. and Dundee Securities Corporation to represent the company on an agency basis to sell units for a private placement for total proceeds of up to $15,000. Each unit consists of one common share of Neptune and one-half of one common share purchase warrant. Each Unit is priced at $2.10 and each whole purchase warrant will entitle the holder to purchase one Common Share for $2.65 for a period of two years from the date of closing of the Offering, which shall occur on or about May 25, 2010. The Company intends to use the net proceeds of the financing for clinical studies for Neptune and its subsidiaries Acasti Pharma Inc. and Neurobiopharm Inc., as well as for product development and sales & marketing efforts and finally for general working capital purposes.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 21

CRITICAL ACCOUNTING POLICIES
In preparing the Company’s consolidated financial statements in conformity with GAAP, Management is required to make certain estimates, judgements and assumptions that the Company believes are reasonable based upon the information available at the time. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The accounting policies which the Company considers to be critical are those that require the most difficult, subjective, or complex judgments and that are the most important to aid in fully understanding and evaluating its consolidated financial statements. These accounting policies are discussed in the following paragraphs.

Property, Plant and Equipment and Intangible Assets are started at cost and amortized on a straight-line or declining balance basis. The Company regularly reviews property, plant and equipment and intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets exceeds the sum of the expected cash flows from its uses and disposal. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s capital assets or intangible assets are impaired. Any results impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Income Taxes are accounted for under the asset and liability method. In the Company’s case, recurrent operating losses during the development years create tax assets that may reduce future taxable earnings, if any. In assessing whether future tax assets may be realized, management provides valuation allowances by considering the likelihood that some portion or all of the tax assets is dependant upon the generation of future taxable income. Given the Company’s history of losses, management has determined that the criteria for the recognition of tax assets were not met at February 28, 2010.

Research and Development consist of direct and indirect expenditures, including a reasonable allocation of overhead expenses, associated with the Company’s various research and development programs. Research costs are expensed as incurred. Development costs are expensed as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. Overhead expenses comprise general and administrative support provided to the research and development programs and involve costs associated with support activities such as facility maintenance, utilities, office services, information technology.

Refundable Research and Development tax credits are recorded based on our estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary materially.

Stock-based Compensation represents the accounting cost of stock options awarded to employees and directors under the corporation’s stock option plan. The value of these options is estimated by using the Black-Scholes option-pricing model that was developed to estimate the fair value of freely-tradable, fully transferable options without vesting restrictions. The use of this model requires highly subjective assumptions, especially the assumption relating to future stock price volatility, which greatly affects the computed values.

EFFECTIVENESS OF DISCLOSURE PROCEDURES AND CONTROLS
In accordance with Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings, the Company’s CEO and CFO have designed, or have caused to be designed under their supervision, controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under provincial or territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation. The Company’s CEO and CFO are assisted in such functions by a Disclosure Policy Committee (the “Committee”) responsible for the Company’s disclosure policy established by the Board to ensure that the communication of material information to the public is timely, factual and accurate and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Committee is currently composed of the CEO, the CFO and the Controller. The CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at February 28, 2010, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company would have been known to them, particularly during the period in which the annual filings are being prepared

22 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its consolidated financial statements.

An evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer and the Chief Financial Officer to evaluate the design and operating effectiveness of the Company’s internal controls over financial reporting as at February 28, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the internal control over financial reporting, as defined by National Instrument 52-109, was appropriately designed and operating effectively. The evaluations were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the period ended February 28, 2010, the CEO and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the year ended February 28, 2010 that affected materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS
The information contained in the Financial Statements and the MD&A for the year ended February 28, 2010 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:
Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2010, the Company had twenty trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers represent 56% (two customers represented 41% as at February 28, 2009) of total trade accounts included in accounts receivable. Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. >From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 23

Foreign exchange risk:
The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. Approximately 89% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its term deposits is limited because these investments have short-term maturities and are generally held to maturity. An assumed 0.5% interest rate increase during the year ended February 28, 2010 would have decreased net earnings by $27, with an equal opposite effect for an assumed 0.5% decrease. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:
Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:
The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

24 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

Prospective Statements
This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was drafted. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

Additional Information
Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at May 6, 2010, the total number of common shares issued by the Company and in circulation was 39,302,745 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 36,598 warrants and 2,945,250 options outstanding as at the same date.

/s/ Henri Harland	/s/ André Godin

Henri Harland	André Godin
President and Chief Executive Officer	Vice-President, Administration and Finance

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC. 25

AUDITORS' REPORT
TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Neptune Technologies & Bioressources Inc. as at February 28, 2010 and 2009, and the consolidated statements of earnings and comprehensive loss, shareholders’ equity and cash flows for the year ended February 28, 2010 and the nine-month period ended February 28, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009, and the results of its operations and its cash flows for the year ended February 28, 2010 and the nine-month period ended February 28, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal, Canada
May 6, 2010

*CA Auditor permit no 14114

26    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
Consolidated Balance Sheets

February 28, 2010 and 2009
	2010	2009
	$	$
		(Recast -
		note 2 (a))
Assets
Current assets:
Cash	1,093,194	835,772
Short-term investments (note 22 (f))	1,001,011	3,318,254
Accounts receivable (note 10)	3,290,654	5,007,430
Tax credits receivable	664,131	726,510
Inventories (note 11)	2,645,752	1,773,563
Prepaid expenses	99,859	274,522
	8,794,601	11,936,051
Government grant receivable (note 12)	150,000	–
Property, plant and equipment (note 13)	7,398,231	5,022,640
Intangible assets (note 14)	1,223,309	1,195,365
	17,566,141	18,154,056

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities:
Company controlled by an officer and director (note 5)	175,177	221,629
Others	2,241,236	2,319,798
Advance payments (note 4)	878,814	879,469
Current portion of long-term debt (note 16)	1,002,337	578,989
	4,297,564	3,999,885
Convertible debentures (note 15)	467,864	2,166,383
Long-term debt (note 16)	4,805,024	2,985,525
	9,570,452	9,151,793
Shareholders' equity:
Capital stock and warrants (note 17)	25,530,162	25,233,271
Contributed surplus and subsidiary call-options	9,278,767	9,047,034
Deficit	(26,813,240)	(25,278,042)
	7,995,689	9,002,263
Commitments and contingencies (note 23)
Subsequent events (note 26)
	17,566,141	18,154,056

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Ronald Denis	/s/ Michel Chartrand

Dr. Ronald Denis	Michel Chartrand
Chairman of the Board	Director

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    27

Consolidated Statements of Earnings and Comprehensive Loss
Year ended February 28, 2010 and nine-month period ended February 28, 2009
	2010	2009
	$	$
	(12 months)	(9 months)
		(Recast -
		note 2(a))
Revenue from sales and research contracts	12,664,462	8,589,272
Cost of sales and operating expenses (excluding amortization and stock-based compensation)	11,156,493	6,908,496
Research and development expenses (note 6)	2,743,519	1,276,962
Financial expenses (note 7)	678,396	519,534
Amortization (note 8)	768,319	531,142
Stock-based compensation	484,606	2,171,668
	15,831,333	11,407,802
Loss before undernoted items	(3,166,871)	(2,818,530)
Interest income	45,478	61,337
Foreign exchange (loss) gain	(635,735)	1,000,347
Royalties paid in retractable shares (note 5)	–	(137,000)
Gain on dilution (note 8 (b))	2,221,930	9,231
Net loss and comprehensive loss	(1,535,198)	(1,884,615)
Basic and diluted loss per share	(0.04)	(0.05)
Weighted average number of shares outstanding	37,913,163	37,622,735

See accompanying notes to consolidated financial statements.

28    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
Consolidated Statements of Shareholders' Equity
Year ended February 28, 2010 and nine-month period ended February 28, 2009
	Common shares		Warrants		Subsidiary options		Contributed
	Number	Dollars	Number	Dollars	Number	Dollars	surplus	Deficit	Total
		$		$		$	$	$	$

			(note 17 (b))		(note 17 (c))

Balance, February 28, 2009, as previously reported	37,683,422	24,953,096	1,100,000	280,175	21,695,533	–	9,047,034	(25,131,127)	9,149,178
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(146,915)	(146,915)
Balance, February 28, 2009, as recast	37,683,422	24,953,096	1,100,000	280,175	21,695,533	–	9,047,034	(25,278,042)	9,002,263
Conversion of convertible debentures (note 15)	73,198	72,485	36,598	20,506	9,455,867	163,006	(365,510)	–	(109,513)
Stock-based compensation	–	–	–	–	(1,040,000)	–	484,606	–	484,606
Exercise of stock options
Cash	448,125	116,031	–	–	–	–	–	–	116,031
Ascribed value	–	50,369	–	–	–	–	(50,369)	–	–
Exercise of warrants	30,000	45,141	(30,000)	(7,641)	(203,391)	–	–	–	37,500
Net loss	–	–	–	–	–	–	–	(1,535,198)	(1,535,198)
Balance, February 28, 2010	38,234,745	25,237,122	1,106,598	293,040	29,908,009	163,006	9,115,761	(26,813,240)	7,995,689

Balance, May 31, 2008, as previously reported	37,481,797	24,839,769	31,618	62,825	–	–	6,425,114	(23,233,037)	8,094,671
Adjustment to reflect change in accounting policy for intangible assets (note 2 (a))	–	–	–	–	–	–	–	(151,010)	(151,010)
Balance, May 31, 2008, as recast	37,481,797	24,839,769	31,618	62,825	–	–	6,425,114	(23,384,047)	7,943,661
Dividend and exchange of notes for subsidiary shares and warrants (note 18 (b))	–	–	–	–	9,230,533	–	–	(9,380)	(9,380)
Royalty (note 5)	–	–	–	–	190,000	–	–	–	–
Expiry of warrants	–	–	(31,618)	(62,825)	–	–	62,825	–	–
Issuance of convertible debentures, warrants and call-options	–	–	1,100,000	280,175	1,100,000	–	445,940	–	726,115
Stock-based compensation	–	–	–	–	11,175,000	–	2,171,668	–	2,171,668
Exercise of stock options:
Cash	201,625	54,814	–	–	–	–	–	–	54,814
Ascribed value	–	58,513	–	–	–	–	(58,513)	–	–
Net loss	–	–	–	–	–		–	(1,884,615)	(1,884,615)
Balance, February 28, 2009	37,683,422	24,953,096	1,100,000	280,175	21,695,533	–	9,047,034	(25,278,042)	9,002,263

See accompanying notes to consolidated financial statements.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    29

Consolidated Statements of Cash Flows
Year ended February 28, 2010 and nine-month period ended February 28, 2009
	2010	2009
	$	$
	(12 months)	(9 months)
		(Recast -
		note 2(a))

Cash flows from operating activities:
Net loss	(1,535,198)	(1,884,615)
Non-cash items:
Amortization of property, plant and equipment	719,666	400,273
Amortization of intangible assets	48,653	6,480
Amortization of other assets	–	124,389
Stock-based compensation	484,606	2,171,668
Accretion of the liability component of the convertible debentures (note 15)	158,906	86,307
Accrued interest on convertible debentures (note 15)	173,636	86,191
Gain on dilution	(2,221,930)	(9,231)
Unrealized foreign exchange (gain) loss on advance payments	(85,550)	31,000
Foreign exchange loss (gain) on cash and short-term investments	369,653	(192,509)
Net change in operating assets and liabilities (note 9)	1,380,927	(1,214,885)
	(506,631)	(394,932)
Cash flows from investing activities:
Additions to property, plant and equipment	(3,580,536)	(904,375)
Additions to intangible assets	(76,597)	(254,197)
Maturity (purchases) of short-term investments	2,317,243	(1,104,689)
Increase in other assets	–	(28,412)
	(1,339,890)	(2,291,673)
Cash flows from financing activities:
Increase in long-term debt	2,999,999	3,453,296
Repayment of long-term debt	(761,290)	(3,396,823)
Convertible debenture issue (note 15)	–	2,750,000
Financial expenses on the issuance of debenture (note 15)	–	(30,000)
Exercise of subsidiary warrants	81,356	–
Issue of share capital on exercise of warrants	37,500	–
Issue of share capital on exercise of options	116,031	54,814
Settlement of notes payable (note 18)	–	(149)
	2,473,596	2,831,138
Foreign exchange (loss) gain on cash held in foreign currencies	(369,653)	145,643
Net increase in cash	257,422	290,176
Cash, beginning of period	835,772	545,596
Cash, end of period	1,093,194	835,772

Supplemental cash flow disclosures (note 9)

See accompanying notes to consolidated financial statements.

30    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
Notes to Consolidated Financial Statements
Year ended February 28, 2010 and nine-month period ended February 28, 2009

1.	Nature of operations:

Neptune Technologies & Bioressources Inc. (the ''Company'') was incorporated under Part 1A of the Companies Act (Québec) on October 9, 1998.

The Company focuses on the research, development and commercialization of products derived from marine biomasses for the nutraceutical, pharmaceutical and cosmetic industries. During the period ended February 28, 2009, the Company transferred certain rights to its subsidiaries, Acasti Pharma Inc. and NeuroBioPharm Inc., in order to develop pharmaceutical products in the fields of cardiovascular and neurological diseases, respectively.

The Company develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process Neptune OceanExtract™. The Company develops and industrializes its extraction process and markets its marine oil Neptune Krill Oil - NKO® as well as its protein concentrated Neptune Krill Aquatein - NKA™. Its products are aimed for the nutraceutical, biopharmaceutical, cosmetics and pet food markets. The Company's profitability in the future relies on various factors, such as: successful completion of its clinical studies, obtaining product regulatory approval from health authorities and the ability of the Company to commercialize and market its products with success.

2.	Changes to accounting policies:

(a) New accounting policies adopted in 2010:

On March 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

Goodwill and Intangible Assets:

The CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.

As a result of this standard, direct costs incurred to secure patents related to internally- generated assets in the research phase will no longer be capitalized by the Company. The Company applied this standard on a retrospective basis. The impact of adopting this standard was to increase the opening deficit and reduce intangible assets, as at June 1, 2008 and March 1, 2009, by $151,010 and $146,915, respectively, for such assets capitalized prior to the date of commercialization, May 31, 2002. The impact of the adjustment on the net loss in 2009 is not significant.

Financial Instruments:

Effective September 1, 2009, the Company has adopted an amendment to CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires additional disclosures about fair value and liquidity risk. The amendments introduce a ''fair value hierarchy'' for disclosures which intends to provide information to financial statement users about the relative reliability of fair value measurements. The new standard relates to disclosure only and did not impact the financial results of the Company. See note 22 (d).

Presentation of unrealized gains and losses on foreign exchange:

The Company recast the consolidated statement of cash flows for the nine-month period ended February 28, 2009 in order to present the effects of unrealized gains and losses on foreign exchange, as was required by CICA Handbook Section 1540, Cash Flow Statements. As a result of the correction, cash flows from operating activities (foreign exchange gain (loss) on cash and short-term investments) decreased by $192,509, cash flows from investing activities (maturity (purchases) of short-term investments) increased by $46,866 and the foreign exchange gain (loss) on cash held in foreign currencies was added, in the amount of $145,643.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    31

(b)	New accounting policies adopted in 2009:

Effective June 1, 2008, the Company adopted the CICA Handbook Section 1535, Capital Disclosures, Section 3031, Inventories, Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation.

CICA Handbook Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. See note 21.

CICA Handbook Section 3862, Financial Instruments - Disclosures, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments - Presentation, establishes standards for the disclosure and presentation of the financial instruments and non-financial derivatives. See note 22. These new standards relate to disclosure only and did not impact the financial results of the Company.

CICA Handbook Section 3031, Inventories, replaces Section 3030 on this same subject matter. The new section provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The changes brought forth in this section affect the following in particular:

(i)

Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.

(ii) The reversal of the write-down to net realizable value amounts when there is a subsequent increase in the value of the inventories is now required.

(iii) The valuation of inventory at the lower of cost and replacement cost is no longer allowed; all inventories are valued at the lower of cost and net realizable value.

Adoption of this new standard had no impact on the consolidated financial statements for the nine-month period ended February 28, 2009.

(c)	Future accounting changes:

Business Combinations:

CICA Handbook Section 1582, Business Combinations, replaces Section 1581, Business Combinations. The Section establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), Business Combinations. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Consolidated Financial Statements:

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non- Controlling Interests, together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections are equivalent to the corresponding provisions of IFRS Standard, IAS 27 (Revised), Consolidated and Separate Financial Statements. The Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company does not anticipate that it will ever adopt these new Sections because they become effective only when the Company is expecting to adopt the International Financial Reporting Standards ("IFRS").

International Financial Reporting Standards:

In February 2008, Canadian Accounting Standard’s Board ("AcSB") confirmed that Canadian generally accepted accounting principles ("GAAP"), as used by publicly accountable enterprises, would be replaced by IFRS, as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Company will be required to report under IFRS for its 2012 interim and annual financial statements with comparative figures for the previous period. The Company will convert to these new standards according to the timetable set within these new rules. The Company has performed an initial high-level analysis of the key accounting areas that may be impacted by the transition to IFRS, but has not yet performed a detailed assessment of the impact these new standards will have on its financial statements.

32    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
3.	Significant accounting policies:

These consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant accounting policies are described below:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, Acasti Pharma Inc., NeuroBioPharm Inc. and Neptune Technologies & Bioressources USA Inc. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the recorded amounts of income and expenses during the year. Actual results may differ from those estimates. Significant areas requiring the use of management estimates include estimating the useful life and recoverability of long-lived assets, including property, plant and equipment and intangible assets, determining the fair value of financial instruments and estimating the fair value of stock-option awards as well as assessing the recoverability of research tax credit receivable and future income tax assets. Consequently, actual results could differ from those estimates.

(c)	Revenue recognition:

Revenues from sales are recognized when persuasive evidence of an arrangement exists, the product has been delivered and the significant risks and advantages related to ownership are transferred, the consideration is fixed or determinable and collection is reasonably assured.

Revenue from research contracts is recognized when services to be provided are rendered and all conditions under the terms of the underlying agreement are met.

Payments received under partnerships agreements may include upfront payments and milestone payments, which require the Company’s ongoing involvement. Upfront payments are deferred and recognized as revenue on a systematic basis over the period during which the related products or services are delivered and all obligations are performed. Milestone payments based on product development, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones, and collectibility is reasonably assured. Contract payments received in advance that are potentially refundable are recorded as ''advance payments'' on the consolidated balance sheet.

Interest income on investments is recognized using the effective interest method.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity.

(e)	Short-term investments:

Short-term investments consist of investments with maturities of less than one year.

(f)	Inventories:

Raw materials are valued at the lower of cost and net realizable value, with cost being determined by the average cost method. Finished goods are valued at the lower of cost and net realizable value; cost is determined per project and includes direct and indirect costs related to production (monthly average cost). Each project corresponds to one month of production. Net realizable value is the estimated selling price in the ordinary course of business, less the selling costs.

The Company provides for obsolete products based on turnover. As at February 28, 2010 and 2009, turnover of the Company's principal product, Neptune Krill Oil - NKO® is such that no provision for obsolescence is required.

(g)	Tax credits and government grants:

Tax credits and government grants are accounted for using the cost reduction method. Under this method, tax credits and government grants related to eligible expenses or property, plant and equipment are accounted for as a reduction of related costs in the year during which the expenses or costs are incurred as long as there is reasonable assurance of their realization.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    33

(h)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less related tax credits and government assistance. Assets acquired under capital leases are carried at cost, being the present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods, rates and periods:

Property, plant and equipment	Method	Rate/period
Plant	Straight-line	40 years
Processing equipment	Straight-line	10 years
Laboratory equipment	Straight-line	5 years
Furniture and fixtures	Diminishing balance	20%
Office equipment	Diminishing balance	30%
Computer equipment	Straight-line	3 to 4 years
Software	Straight-line	2 years

(i)	Research and development expenses:

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. During 2010, expenses of $11,324 (2009 - $43,218) have been deferred and presented as intangible assets. The costs are mainly related to the deodorisation of Neptune Krill Oil - NKO® as part of partnership and collaboration agreements. No amortization has been recorded during the year ended February 28, 2010 and the nine-month period ended February 28, 2009 for those costs since commercial production or use of the product or process has not begun.

(j)	Intangible assets:

Intangible assets consist of patents, trademarks and license rights. The patent costs include legal fees to obtain patents and patent application fees.

Patents are recorded at cost and amortized according to the straight-line method over their remaining expected life over a maximum period of 20 years.

Trademarks and licenses are recorded at cost and are not amortized since the Company considers they have an indefinite life given they can be renewed at a minimal cost.

Deferred development costs are amortized beginning in the year of commercial production or use of the product or process over a maximum period of 5 years.

(k)	Impairment and disposal of long-lived assets:

Long-lived assets, including property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the fair value. Quoted market values are used whenever available to estimate fair value. When quoted market values are unavailable, the fair value of the long-lived asset is generally based on estimates of discounted expected net cash flows. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the fair value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset may be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is reorganized in income for the excess, if any.

34    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
(l)	Foreign currency translation:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated in Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the period.

(m)	Foreign currency forwards:

The Company enters into foreign currency forward contracts to protect itself against foreign exchange rate fluctuations. The Company does not hold or use derivative instruments for speculative purposes. In addition, the Company does not use hedge accounting; accordingly, the foreign currency forward contracts are recognized at fair value on the balance sheet and changes in fair value are recognized in earnings for the period.

(n)	Loss per share:

Loss per common share is calculated on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to determine the dilutive effect of options and warrants. Under this method, a number of additional shares, if they are dilutive, are calculated assuming that the outstanding stock options and warrants are exercised, and that the proceeds from the transactions are used to purchase common shares at the average market price during the period.

The dilutive effect of the convertible debentures is reflected in diluted earnings per share by application of the ''if-converted'' method, if dilutive. Under the if-converted method, convertible debentures are assumed to have been converted at the beginning of the period (or at the time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share.

Warrants, stock options and convertible debentures described in notes 15, 17 and 19 were not included in the calculation of diluted earnings per share in 2010 and 2009 because the Company sustained losses and their inclusion would be anti-dilutive. All outstanding warrants, stock options and convertible debentures could have an effect on the calculation in the future.

(o)	Financial instruments:

Financial instruments are initially recognized at fair value and classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Subsequently, financial instruments are measured in accordance with the measurement provision of the category to which they have been initially classified. Transaction costs are expensed as incurred for financial instrument classified as held-for-trading. For other financial instruments, transaction costs are presented as a reduction of the underlying financial instruments and expensed using the effective interest rate method. Financial assets and financial liabilities held for trading are measured at fair value with changes recognized in income. Available-for- sale financial assets are measured at fair value with changes recorded in comprehensive income. Financial assets held to maturity, loans and receivables, and other financial liabilities are measured at amortized cost.

The Company has designated its cash and cash equivalents and short-term investments as held-for-trading financial assets. The Company has also classified its receivables and other receivables as loans and receivables, and all other financial liabilities as other financial liabilities, and they are measured at amortized cost.

Financial instruments that comprise a liability component and equity components are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual agreement.

(p)	Stock-based compensation:

The Company has stock-based compensation plans which are described in note 19. The Company accounts for stock options granted to employees and non-employees based on the fair value method using the Black-Scholes model. For stock options granted to non- employees, the Company measures the cost using either the fair value of the equity instruments granted or the fair value of the goods or services rendered, whichever is more reliably measured. Under the fair value method, compensation cost is measured at fair value at date of grant and is expensed over the award's vesting period, with a corresponding increase in contributed surplus. The Company does not estimate forfeitures as of the grant date and accounts for their impact on expense as they occur.

(q)	Income taxes:

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    35

4.	Partnership and collaborations agreements:

In 2008, the Company received a first payment of €500,000 out of several payments scheduled under the terms of a partnership agreement. The agreement foresees the Company’s commitment of developing a clinical research program and the development of products incorporating Neptune Krill Oil - NKO® in a dietary matrix. 62.5% of the amount of the initial payment is refundable only if the parties fail to meet certain developmental milestones, prior to the release of the products on the market. In addition, as at February 28, 2010, the Company recorded a receivable for €100,000 which was conditional to the Company receiving the Novel Food status as well as meeting positive organoleptic results as defined in an amendment to the partnership agreement between the two parties. No revenues have been recognized by the Company under the agreement. The amount, $862,620, is included in ''advance payments'' in the consolidated balance sheet.

The Company also entered into a collaboration agreement under which it can receive $299,860. Under the terms of the agreement, the Company will conduct a clinical research project on the effects of Neptune Krill Oil - NKO® and its concentrates on certain human health conditions. The agreement includes a period of exclusivity on the rights by the partner to the use of the clinical study results. At February 28, 2010, the Company has received $199,860 under the agreement with the final amount of $100,000 to be received at the conclusion of the research project. For the year ended February 28, 2010, revenues of $58,875 were recognized in consolidated earnings on the basis of percentage of completion of the clinical study. As of February 28, 2010, the difference between the payments received of $199,860 and revenues recognized to that date amounts to $16,194, and it is included in ''advance payments'' in the consolidated balance sheet.

5.	Related party transactions:

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the year ended February 28, 2010, total royalties included in operating expenses amounted to $120,328 (nine-month period ended February 28, 2009 - $221,629, including royalties on the transfer of licenses to the subsidiaries of $137,000 as described below). As at February 28, 2010, the balance due to this company under this agreement amounts to $175,177 (2009 - $221,629). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

During the nine-month period ended February 28, 2009, the Company issued worldwide licenses to its subsidiaries, Acasti Pharma and NeuroBioPharm, in consideration of shares and warrants of these subsidiaries. The Company recorded the value of the following shares and warrants of its subsidiaries as payments of the royalties due to the company controlled by an officer and director on the transactions. These shares were valued at $137,000 and no value was attributed to the warrants:

Acasti Pharma	NeuroBioPharm
50,000 Class B shares	50,000 Class B shares
260,000 Class C shares	350,000 Class C shares
60,000 Series 4 warrants	70,000 Series 4 warrants
30,000 Series 5 warrants	30,000 Series 5 warrants

Since the Class B and Class C shares of Acasti Pharma and NeuroBioPharm are redeemable at the option of the holder, the amount of $137,000 was recorded in current liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

36    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
6.	Research and development expenses:

The costs encountered for research and development projects in process are:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Salaries and employee benefits	1,725,876		558,372
Subcontracting	892,906		1,154,139
General and study expenses	380,049		–
Travel expenses	61,185		26,158
	3,060,016		1,738,669
Tax credits	(316,497)		(461,707)
	2,743,519		1,276,962

Research tax credits recorded by the Company are subject to audit by the tax authorities; accordingly, amounts granted may differ from those recorded.

7.	Financial expenses:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Bank charges and changes in fair value of forward contracts	74,133		122,648
Interest - operating line of credit	11,856		12,314
Interest - long-term debt and convertible debentures	592,407		384,572
	678,396		519,534

8.	Information included in the consolidated statement of earnings:

(a)	Amortization:

	2010	2009
	$	$
	(12 months)	(9 months)
		(Recast -
		note 2(a))
Property, plant and equipment	719,666	400,273
Intangible assets	48,653	6,480
Other assets	–	124,389
	768,319	531,142

Amortization of property, plant and equipment includes amortization of asset under capital lease of $37,325 (nine-month period ended February 28, 2009 - $34,925).

(b)	Gain on dilution:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Settlement of notes payable through issuance of Acasti shares and warrants (note 18 (b))	–		9,231
Conversion into Acasti units (note 15)	2,140,574		–
Exercise of Acasti warrants (note 18 (e))	81,356		–
	2,221,930		9,231

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    37

9.	Supplemental cash flow disclosures:

(a)	Net changes in operating assets and liabilities are detailed as follows:

	2010		2009
	$		$
	(12 months	)	(9 months )
Accounts receivable	1,766,776		(480,143)
Tax credits receivable	62,379		(461,707)
Inventories	(872,189)		(390,387)
Prepaid expenses	174,663		(49,644)
Accounts payable and accrued liabilities	164,403		191,787
Advance payments	84,895		(24,791)
	1,380,927		(1,214,885)

(b)	Non-cash transactions:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Acquired property, plant and equipment included in accounts payable and accrued liabilities	208,286		497,703
Government grant affected to property, plant and equipment included in government grant receivable	200,000		–
Property, plant and equipment acquired by way of capital leases	4,138		–
Dividend payable through issuance of notes payable	–		9,380
Conversion of convertible debentures and accrued interest into shareholders' equity and non-controlling interest	2,031,062		–

(c)	Other:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Interest paid	260,539		399,559

38    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
10.	Accounts receivable:

	2010	2009
	$	$
Trade accounts	2,940,878	4,696,534
Sales taxes	230,740	218,919
Current portion of government grant receivable (note 12)	50,000	–
Other	69,036	91,977
	3,290,654	5,007,430

11.	Inventories:

	2010	2009
	$	$
Raw materials	1,760,912	925,664
Work in process	735,357	186,535
Finished goods	149,483	661,364
	2,645,752	1,773,563

During the year ended February 28, 2010, $6,276,403 (nine-month period ended February 28, 2009 - $3,862,482) of inventories were recognized as cost of sales.

12.	Government grant receivable:

In 2010, the Company entered into an agreement to receive a financial contribution of $200,000 under a government grant program for its investments in the plant expansion. The amount is to be received in annual equal installments of $50,000. The Company will receive the first portion of $50,000 in the year ended February 28, 2011.

	2010	2009
	$	$
Government grant receivable	200,000	–
Less current portion (note 10)	(50,000)	–
	150,000	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    39

13.	Property, plant and equipment:

			2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Land	40,540	–	40,540
Plant	4,005,557	500,708	3,504,849
Processing equipment	5,947,906	2,622,560	3,325,346
Laboratory equipment	596,943	446,737	150,206
Furniture and fixtures	116,573	91,509	25,064
Office equipment	111,287	75,037	36,250
Computer equipment and software	106,976	45,006	61,970
Computer equipment - project in progress	179,750	–	179,750
	11,105,532	3,781,557	7,323,975
Assets under capital leases:
Processing equipment	48,560	26,205	22,355
Office equipment	47,889	28,507	19,382
Computer equipment	90,069	57,550	32,519
	186,518	112,262	74,256
	11,292,050	3,893,819	7,398,231

During the year, fully amortized property, plant and equipment with a cost of $39,367 have been written off.

			2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Land	40,540	–	40,540
Plant	1,960,212	422,862	1,537,350
Processing equipment	3,781,175	2,106,872	1,674,303
Laboratory equipment	493,514	400,745	92,769
Furniture and fixtures	116,573	85,160	31,413
Office equipment	93,745	63,320	30,425
Computer equipment and software	42,593	20,257	22,336
Plant - project in progress	1,325,969	–	1,325,969
Computer equipment - project in progress	150,895	–	150,895
	8,005,216	3,099,216	4,906,000
Assets under capital leases:
Processing equipment	48,560	21,349	27,211
Office equipment	47,890	23,662	24,228
Computer equipment	134,494	69,293	65,201
	230,944	114,304	116,640
	8,236,160	3,213,520	5,022,640

40    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
14.	Intangible assets:

			2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Amortized intangible assets:
Patents	652,347	73,047	579,300
Development costs	351,068	–	351,068
	1,003,415	73,047	930,368
Unamortized intangible assets:
Licenses	182,334	–	182,334
Trademarks	110,607	–	110,607
	292,941	–	292,941
	1,296,356	73,047	1,223,309

			2009
			(Recast -
			note 2(a))
		Accumulated	Net book
	Cost	amortization	value
	$	$	$
Amortized intangible assets:
Patents	611,803	24,394	587,409
Development costs	339,745	–	339,745
	951,548	24,394	927,154
Unamortized intangible assets:
Licenses	159,970	–	159,970
Trademarks	108,241	–	108,241
	268,211	–	268,211
	1,219,759	24,394	1,195,365

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    41

15.	Convertible debentures:

		Accrued
	Debentures	interest	Total
	$	$	$
Aggregate principal amount of convertible debentures at issuance	2,750,000	–	2,750,000
Financial expenses on the issuance of debentures	(30,000)	–	(30,000)
Equity component of convertible debentures	(445,940)	–	(445,940)
Debenture Warrants	(280,175)	–	(280,175)
Accrued interest	–	86,191	86,191
Accretion of the liability component	86,307	–	86,307
Liability balance of convertible debentures as at February 28, 2009 (principal amount of $2,750,000)	2,080,192	86,191	2,166,383
Accrued interest	–	173,636	173,636
Accretion of the liability component	158,906	–	158,906
Debentures converted into Neptune units	(69,168)	(9,552)	(78,720)
Debentures converted into Acasti units	(1,755,452)	(196,889)	(1,952,341)
Liability balance of convertible debentures as at February 28, 2010 (principal amount of $496,000)	414,478	53,386	467,864

On October 9, 2008, the Company completed a financing transaction where an aggregate number of 2,750 units of convertible debenture with a nominal amount of $1,000 per unit were issued. Concurrently with the issuance of the convertible debenture units the Company issued 1,100,000 options to acquire 1,100,000 Class A shares of Acasti Pharma held by the Company at a price per share equal to the lesser of $0.25 and the price per share from a new financing (the "Debenture Call-Options"), until April 30, 2010 and 1,100,000 warrants to purchase 1,100,000 common shares of the Company for $1.25 per share until April 30, 2010 (the "Debenture Warrants"). The Company can require the exercise of the Debenture Warrants if the market price of the shares reaches $3.75 for three consecutive days. The consideration received by the Company for the convertible debenture, the Debenture Call-Options and the Debenture Warrants amounted to $2,750,000.

The debentures bear interest at 8%, payable annually in cash or in kind at the Company’s option and are further convertible at the holder’s option into Neptune or Acasti units (as defined below). The debentures mature on October 9, 2011, at which time the Company may either reimburse the amount owed (principal and interest) in cash, or issue shares for the principal amount plus interest and a 15% premium. The shares will be issued at market price, subject to a minimum purchase price of $1.25 per common share.

Conversion option in Neptune units:

Convertible at the option of the holder before November 30, 2010 at a price of $1.25 per unit as to the principal and at market price of the shares of the Company at the date of conversion as to the unpaid interest. A unit is comprised of one common share and one-half warrant of the Company (the "Conversion Warrant"). Each Conversion Warrant entitles its holder to purchase one common share at the market price prevailing at the date of issuance until the earliest of (i) the debenture maturity date, (ii) two years after the issuance of the warrants or (iii) 30 days after the market price of the shares of the Company has reached a price equal to two times the market price prevailing at the date of issuance of the warrants for a period of three consecutive days. The Company can also require the conversion if the market price of the shares reaches $3.75 for three consecutive days.

42    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

Conversion option in Acasti units:

Convertible at the option of the holder before November 30, 2010 in units, each unit being comprised of one Class A share of Acasti Pharma held by the Company and one option to acquire from the Company one Class A share of Acasti Pharma (the "Conversion Call-Options)". The base price (the ''Base Price'') for the conversion will be the lowest of $0.25 per unit and the price per share from an Acasti new financing. The conversion price varies as follows:

Exercise price
of Conversion
Date of conversion	Conversion price	Call-Options
Before November 30, 2009	Base Price	Base Price plus $0.25
December 1, 2009 to May 31, 2010	Base Price plus $0.25	Base Price plus $0.75
June 1 to November 30, 2010	Base Price plus $0.75	Base Price plus $1.25

The Conversion Call-Options expire after a period of twelve months from the date of issuance.

Under Canadian GAAP, convertible debentures composed of a debt instrument and various equity components are recorded as compound financial instruments and are presented as liability or equity components in accordance with the substance of the contractual agreement. At the date of their issuance, the Company allocated the consideration received of $2,750,000 between the instruments issued; being the convertible debentures and their conversion options, the Debenture Warrants and the Debenture Call-Options, using the relative fair value method.

The fair value of each component along with their allocated value is as follows:

		Relative
	Fair value	fair value	Valuation
	$	$
1,100,000 Debenture Warrants	340,485	280,175	Binomial
1,100,000 Debenture Call-Options	–	–	Black-Scholes
Equity component	541,933	445,940	Binomial and trinomial
Debentures	2,459,545	2,023,885	Discount rate
	3,341,963	2,750,000

The assumptions used to determine the fair value of each component are presented below:

(a)	Debenture Warrants:
	Fair value of common shares	$1.03
	Risk-free interest rate	2.14%
	Estimated life	1.5 year
	Expected volatility	79%
	Exercise price	$1.25

(b)	Debenture Call-Options:
	Fair value of Class A shares	$0.02
	Risk-free interest rate	1.93%
	Estimated life	1.5 year
	Expected volatility	75%
	Exercise price	$0.25

(c)	Equity component:
	Fair value of common shares	$1.03
	Risk-free interest rate	2.16%
	Estimated life	2.2 years
	Expected volatility	83%
	Exercise price	$1.25 - $3.75

(d)	Debentures:
	Use of a discount rate of 12.43%

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    43

The fair value of the equity component relates to the higher of the fair value of the Neptune units conversion option and the fair value of the Acasti units conversion option attached to the convertible debenture. The Company accretes the book value of the liability component of the convertible debentures to their par value through a charge to earnings in accordance with the effective interest rate method. The effective interest rate of the debenture is 20.7% .

(i)	Conversions into Neptune units:

During the year ended February 28, 2010, convertible debentures of a nominal amount of $88,000 plus $6,126 of accrued interest were converted into Neptune units. Each unit comprises one common share and one-half Conversion Warrant.

A total of 73,198 units have been issued corresponding to 73,198 common shares and 36,598 Conversion Warrants. Each Conversion Warrant allows its holder to buy one share of the Company until October 9, 2011 at various prices ranging from $2.05 to $2.25 depending on the market price of Neptune shares at their date of conversion.

These transactions decreased the balance of convertible debentures and contributed surplus by $78,720 and by $14,271, respectively, and increased the capital stock and warrants by a total of $92,991. This value has been proportionately allocated to capital stock and Conversion Warrants based on their relative fair value at time of issuance.

The fair value of the Conversion Warrants issued of $20,506 was determined by using a binomial method with the following assumptions:

Fair value of common shares	$2.05 to $2.25
Risk-free interest rate	1.03% to 1.40%
Estimated life	1.7 to 2 years
Expected volatility	84%
Exercise price	$2.05 to $2.25

(ii)	Conversion into Acasti units:

On November 30, 2009, holders of debentures having a nominal value of $2,166,000 exercised their right to convert into Acasti units. The Company also decided to settle the related accrued interest of $196,889 by delivering Acasti units. As a result, 9,455,867 Acasti Class A shares held by the Company and as many Conversion Call-Options, were delivered to the debenture holders.

The Company valued the Conversion Call-Options by (i) estimating the fair value of Acasti subsidiary and (ii) using a binomial method with the following additional assumptions:

Fair value of Class A shares	$0.47
Risk-free interest rate	1.41%
Estimated life	1 year
Expected volatility	25%
Exercise price	$0.50

As a result of the valuation, the fair value of the Conversion Call-Options was determined to be $338,432 while the fair value of the Acasti Class A shares was determined to be $4,444,257. The allocated carrying value of the Conversion Call-Options using the relative fair value method was determined to be $163,006, and was recorded as a component of equity.

No amount was allocated to non-controlling interest for the Acasti Class A shares delivered because the carrying amount of Acasti net assets after accounting for the Company’s own preference shares is negative. As a result, the full difference between the carrying amount of the components being extinguished of $2,303,580 (comprised of the proportionate shares of the equity component of the debentures and of the carrying amount of convertible debentures), and the fair value of the Conversion Call-Options, in the amount of $163,006, was recorded as a gain on dilution.

The model used to measure derivative components including the Conversion Call-Options as well as the estimated fair value of Acasti Class A shares comprise a number of subjective assumptions. Any changes to such assumptions would result in a significant variation of the estimated fair value of the components.

44    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
16.	Long-term debt:

	2010	2009
	$	$
Mortgage loan, principal balance of $3,500,000, bearing
   interest at the prime rate plus 2%, partly secured (38.46%)
   by Investissement Québec (for an annual premium of 2.5%
   on the secured amount), through a savings guarantee from
   Neptune of $1,000,000, and through a first-ranking mortgage on the plant, a first-ranking hypothec on all movable assets
   (except for accounts receivable and merchandise) current
   and future, corporeal and incorporeal, and tangible and
   intangible except for intellectual property (which is subject to a negative pledge agreement) and a second-ranking
   hypothec on all accounts receivable and merchandise,
   reimbursable in monthly principal payments of $41,667
   until November 2015. The amount recorded is net of related
financial expenses.	2,833,502	3,327,621

Mortgage loan, principal balance of $3,000,000, bearing interest at the prime rate plus 2%, secured as indicated above, reimbursable in monthly principal payments of $36,165 until August 2016	2,820,852	–

Obligations under capital leases, interest rates varying from 6.17% to 15.46%, payable in average monthly instalments of $4,123 ($4,301 as at February 28, 2009), maturing at different dates until 2013	68,551	119,909

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $9,701 until October 2012	58,207	77,609

Refundable contribution obtained from a federal program available for small and medium-sized business, without collateral or interest, payable in semi-annual instalments of $6,562 until December 2011	26,249	39,375
	5,807,361	3,564,514
Current portion of long-term debt	1,002,337	578,989
	4,805,024	2,985,525

The instalments on long-term debt during the next five years without considering financing fees of $41,498 are detailed as follows:

	Obligations
	under capital	Other
	leases	loans
	$	$
2011	46,951	966,503
2012	23,355	966,503
2013	3,676	953,379
2014	–	933,977
2015 and thereafter	–	1,959,944
Total minimum lease payments	73,982
Interest expense included in minimum lease payments	5,431
	68,551

Included in financial expenses in the consolidated statement of earnings and comprehensive loss is interest expense related to obligations under capital leases of $7,487 (February 28, 2009 -$3,436).

During the nine-month period ended February 28, 2009, the Company refinanced its debt and entered into a debt agreement totaling $6,500,000, of which $3,500,000 has been disbursed by the lender up to February 28, 2009 in the form of a mortgage loan and $3,000,000 has been disbursed by the lender up to February 28, 2010 in the form of a mortgage loan. Previous debts were paid back using the capital of the new debt. The Company is subject to certain covenants requiring the maintenance of ratios. As at February 28, 2010, the Company was in compliance with those ratios.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    45

The Company renegotiated and now has an authorized operating line of credit of $1,000,000 bearing interest at the prime rate plus 2.25% (February 28, 2009 - 1.75%) . The line of credit is guaranteed by a first-ranking movable hypothec on all accounts receivable and merchandise, a second-ranking hypothec on the production plant and a third-ranking hypothec on all other movable assets, current and future, corporeal and incorporeal, and tangible and intangible except for intellectual property (which is subject to a negative pledge agreement). The Company has an authorized exchange line of credit of $200,000 bearing interest at the prime rate plus 1.75% . The exchange line of credit is to support risk content of forward contracts. The exchange line of credit bears the same conditions as the operating line of credit. As at February 28, 2010, (nil as at February 28, 2009) no amounts were used under the operating and exchange line of credit.

17.	Capital stock and warrants:

	(a)	Authorized capital stock:

Unlimited number of shares without par value

-	Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance:

-

Series A preferred shares, non-voting, non-participating, fixed, preferential and non- cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares (none issued and outstanding)

(b)	Warrants:

Warrants of the Company are composed of the following as at February 28, 2010 and 2009:

		2010		2009
	Number		Number
	outstanding	Amount	outstanding	Amount
		$		$
Debenture Warrants	1,070,000	272,534	1,100,000	280,175
Conversion Warrants	36,598	20,506	–	–
	1,106,598	293,040	1,100,000	280,175

The characteristics of warrants are described in note 15.

(c)	Subsidiary options:

Subsidiary options held by the Company are eliminated upon consolidation. Subsidiary options not held by the Company and Call-Options on the Company's own subsidiary shares are detailed as follows as at February 28, 2010 and 2009:

		2010		2009
	Number		Number
	outstanding	Amount	outstanding	Amount
		$		$
Acasti Pharma Inc.:
Series 2 warrants	9,027,142	–	9,230,533	–
Series 4 warrants	4,755,000	–	5,385,000	–
Series 5 warrants	30,000	–	30,000	–
Options outstanding under stock-based compensation plan (note 19 (b))	850,000	–	850,000	–
Debenture Call-Options (note 15)	1,100,000	–	1,100,000	–
Conversion Call- Options (note 15)	9,455,867	163,006	–	–
	25,218,009	163,006	16,595,533	–
Neurobiopharm Inc.:
Series 4 warrants	4,660,000	–	5,070,000	–
Series 5 warrants	30,000	–	30,000	–
	4,690,000	–	5,100,000	–
	29,908,009	163,006	21,695,533	–

46    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

Additional options exist on subsidiary stock, in the form of a conversion option on convertible debentures (note 15).

The characteristics of the Acasti subsidiary warrants are as follows:

		-	Series 2 allows the holder to purchase one Class A share for $0.40 per share until November 17, 2010.

		-	Series 3 allows the holder to purchase one Class A share for $0.40 per share until December 31, 2010.

		-	Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

		-	Series 5 allows the holder to purchase one Class A share for $0.30 per share until December 31, 2010.

The characteristics of the Neurobiopharm subsidiary warrants are as follows:

		-	Series 4 allows the holder to purchase one Class A share for $0.10 per share until December 24, 2013.

		-	Series 5 allows the holder to purchase one Class A share for $0.20 per share until December 31, 2011.

18.	Non-controlling interest:

Until August 7, 2008, all of the Company’s subsidiaries were wholly-owned. During 2009 and 2010, the Company changed, through various transactions, its participation in Acasti Pharma and Neurobiopharm, as follows:

(a)

As described in note 5, redeemable, non-participating shares in the Company's subsidiaries were granted as payment of royalties on the sale of licenses to the subsidiaries. The portion assigned to these shares is presented at their redemption price as current liabilities on the consolidated balance sheet.

(b)

In July 2008, the Company's Board of Directors declared a dividend of $0.00025 per share amounting to $9,380 to be settled by the issuance of non-convertible notes payable with a two-year maturity, bearing interest at a rate of 10%. In August 2008, the Board of Directors of both the Company and Acasti Pharma approved an exchange offer by Acasti Pharma to the holders of the notes. Under the exchange offer, Acasti Pharma offered to acquire up to 9,380,355 notes at a price equal to the notes value, payable by issuance of up to 9,380,355 units, each unit comprised of one Class A share of Acasti Pharma and one Series 2 warrant to purchase one Class A share of Acasti Pharma. On November 17 and 27, 2008 Acasti Pharma exchanged 9,230,533 notes for an equal number of Units of Acasti Pharma, each consisting of one Class A share and one warrant. The balance of 149,822 notes held by persons in jurisdictions where the applicable legislation did not allow for the exchange was paid in cash ($149) on November 27, 2008.

As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the value of the notes extinguished upon the exchange, in the amount of $9,231, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

(c)	On November 2, 2009, the Company converted 38,240,000 Acasti Class C shares it owned into Class A shares.

(d)

As described in note 15, on November 30, 2009, the Company distributed 9,455,867 Acasti Class A shares upon conversion of debentures and recorded a gain on dilution of $2,140,574 with no amount allocated to non-controlling interest.

(e)

Throughout the year ended February 28, 2010, holders of Acasti warrants have exercised their right to purchase Class A shares of Acasti, resulting in the issuance of 203,391 shares by Acasti. As the carrying amount of the Acasti net assets, after accounting for the Company’s preference share, was negative at the time of the transaction, the cash collected on exercise of warrant and options in the amount of $81,356, was recognized as a gain on dilution and no amount was allocated to non-controlling interest.

Following these transactions, the Company still owns substantially all interests in Neurobiopharm as at February 28, 2010 and 2009.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    47

The distribution of the shareholdings of issued and outstanding Acasti Pharma’s capital stock between the Company and other shareholders as at February 28, 2010 and 2009 is detailed as follows:

			2010			2009
		Other			Other
	Company	shareholders	Total	Company	shareholders	Total

Class A shares	28,784,133	18,889,791	47,673,924	–	9,230,533	9,230,533
Class B shares	4,950,000	50,000	5,000,000	4,950,000	50,000	5,000,000
Class C shares	–	260,000	260,000	38,240,000	260,000	38,500,000
	33,734,133	19,199,791	52,933,924	43,190,000	9,540,533	52,730,533
Votes	80%	20%	100%	84%	16%	100%
Participation	60%	40%	100%	–	100%	100%

The characteristics of Acasti Pharma's issued and outstanding classes of capital stock are detailed as follows:

-	Class A shares, voting (one vote per share), participating and without par value.

-

Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class B shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class B shares are redeemable at the holder's discretion for $0.80 per share, subject to certain conditions.

-

Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares. Class C shares are exchangeable, at the holder's discretion, for Class A shares, on a one-for-one basis, as of January 1, 2009. Class C shares are redeemable at the holder's discretion for $0.20 per share, subject to certain conditions.

Under Canadian GAAP, upon consolidation, losses of the subsidiaries cannot be allocated to non-controlling interests in excess of their carrying amount. Consequently, all of the subsidiaries’ losses have been allocated to the Company during the year ended February 28, 2010 and the nine-month period ended February 28, 2009.

19.	Stock-based compensation plans:

	(a)	Company stock-based compensation plan:

The Company has established a stock-based compensation plan for administrators, officers, employees and consultants. The plan provides for the granting of common share options. The purchase price of the shares covered by the stock options granted under the plan is the closing price of the common shares listed on the TSX Venture Exchange on the eve of the grant. Under this plan 6,850,000 common shares have been reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Board of Directors, as well as the term of the options which, however, cannot be more than five years or any other shorter period as specified by the Board of Directors, according to the regulations of the plan. The total number of shares issued to a single person cannot exceed 5% of the Company's total issued and outstanding common shares, with the maximum being 2% for any one consultant.

Every stock-options issuance in the stock-option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, with the vesting rights acquisition gradual and equal, at least on a quarterly basis.

48    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
Activities within the plan are detailed as follows:

		2010		2009

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Options outstanding, beginning of period	3,669,750	1.57	4,468,437	2.92
Granted	175,000	2.01	1,041,000	2.40
Exercised	(448,125)	0.26	(201,625)	0.27
Cancelled	–	–	(1,460,395)	5.93
Forfeited	(476,375)	2.61	(177,667)	5.81
Options outstanding, end of period	2,920,250	1.63	3,669,750	1.57
Exercisable options, end of period	2,619,500	1.54	2,850,500	1.31

					2010
			Options
			outstanding	Exercisable options
		Weighted
	Weighted	remaining			Weighted
	average	contractual	Number of	Number of	average
	exercise	life	options	options	exercise
	price	outstanding	outstanding	exercisable	price
	$				$
$0.25	0.25	0.29	870,000	870,000	0.25
$1.00	1.00	0.89	450,000	450,000	1.00
$1.25	1.25	2.11	30,000	7,500	1.25
$2.25	2.25	2.81	65,000	–	–
$2.50 to $2.60	2.55	1.40	1,465,250	1,262,000	2.57
$4.00	4.00	1.08	40,000	30,000	4.00
			2,920,250	2,619,500	1.54

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the period:

	2010	2009
Dividend	–	–
Risk-free interest rate	1.46%	2.84%
Estimated life	2.5 years	2.5 years
Expected volatility	92%	76%

The weighted average of the fair value of the options granted to employees during the period is $0.87 (2009 - $1.02) . No options were granted to non-employees.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    49

(b)	Acasti Pharma stock-based compensation plan:

During the period ended February 28, 2009, the subsidiary Acasti Pharma initiated a stock- based compensation plan for administrators, officers, employees and consultants. The plan, which obtained all required approvals on June 9, 2009, provides for the granting of options to purchase Acasti Class A shares. Under this plan, the maximum number of options that can be issued equals the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders. As at February 28, 2010, 923,053 Class A shares are reserved for issuance. The terms and conditions for acquiring and exercising options are set by the Company's Board of Directors, subject, amongst others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights, at least on a quarterly basis.

The following table presents information on outstanding stock options:

		2010		2009
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Options outstanding, beginning of period	850,000	0.25	–	–
Granted	25,000	0.25	850,000	0.25
Forfeited	(25,000)	0.25	–	–
Options outstanding, end of period	850,000	0.25	850,000	0.25
Options exercisable, end of period	382,500	0.25	–	–

The purchase price of the shares covered by the stock options granted in 2010 under the plan is equal to $0.25 (2009 - $0.25) . The exercise price was determined to be higher than the estimated fair value per share of Acasti Pharma at date of grant.

The options outstanding under the plan have a weighted average remaining contractual life of 8.63 years.

The fair value of the options granted has been estimated according to the Black-Scholes option pricing model and based on the following assumptions:

	2010	2009
Fair value of Class A shares	–	–
Dividend	–	–
Risk-free rate	2.67%	3.58%
Estimated life	6 years	6 years
Expected volatility	75%	75%

At the time of grant, a value near nil was assigned to these stock options. Consequently, no charge was recognized for the year ended February 28, 2010 (nil as at February 28, 2009).

(c)	Other stock-based compensations:

Following the declaration of a dividend and transactions associated with the transfer of licenses to the subsidiaries during the period ended February 28, 2009, Acasti Pharma and NeuroBioPharm, the Company awarded a bonus having a nominal value to dedicated insiders and employees of the Company's subsidiaries. The award to insiders and employees consisted of 4,045,000 and 1,280,000 Acasti Pharma Series 4 warrants, respectively, and 3,800,000 and 1,200,000 NeuroBioPharm Series 4 warrants, respectively. The value of Acasti Pharma Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	$0.25
Risk-free interest rate	2.78%
Estimated life	5 years
Expected volatility	75%

50    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

The value of the NeuroBioPharm Series 4 warrants was established using the Black-Scholes model, based on the following assumptions:

Fair value of the Class A shares	nil
Exercise price	$0.25
Risk-free interest rate	1.84%
Estimated life	5 years
Expected volatility	75%

Following these evaluations, the awards were determined to have a nominal value. Consequently, no charge was recognized in the year ended February 28, 2010 (nil during the nine-month period ended February 28, 2009).

During the year ended February 28, 2010, 630,000 Acasti warrants and 410,000 Neurobiopharm warrants were forfeited (nil during the nine-month period ended February 28, 2009).

20.	Income taxes:

The income tax provision differs from the amount that would have been calculated by applying the combined Canadian statutory income tax rate (federal and provincial: 30.73% in 2010 and 30.89% in 2009) as follows:

	2010	2009
	$	$
Income tax at the combined Canadian statutory rate (federal and provincial)	(471,766)	(583,423)
Increase (decrease) resulting from:
Unrecognized deductible temporary differences for the period	543,889	(360,369)
Stock-based compensation	148,919	670,828
Non-deductible items and other	(221,042)	272,964
	–	–

Net future income tax assets of approximately $4,431,000 as at February 28, 2010 have not been reflected in these financial statements because the criteria for recognition of these assets was not met. These assets result primarily from unused non-capital losses and tax deductions resulting from expenses, which are recognized for accounting purposes but not deducted for tax purposes. These future income tax assets are available to reduce current income taxes in future years and are summarized as follows:

	2010	2009
	$	$
Net future income tax assets resulting from the following:
Tax losses	967,000	1,645,000
Research and development expenses	1,885,000	1,560,000
Excess of the tax basis of assets over their carrying amount	1,579,000	683,000
	4,431,000	3,888,000
Valuation allowance	(4,431,000)	(3,888,000)
Net future income tax assets recognized	–	–

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    51

As at February 28, 2010, the Company has losses for tax purposes, which are available to reduce future years' taxable income until the following expiry dates:

	Federal	Provincial
	$	$
2014	1,093,000	987,000
2015	813,000	800,000
2029	675,000	675,000
2030	1,066,000	1,066,000
	3,647,000	3,528,000

Research and development expenses which can be carried forward indefinitely	5,922,000	9,165,000

As of February 28, 2010, the Company also has investment tax credits that have not been recognized in the financial statements. Investment tax credits are available to reduce future federal income taxes payable. The expiration dates are as follows:

Federal
$
2022	156,000
2023	217,000
2024	74,000
2025	53,000
2026	91,000
2027	144,000
2028	228,000
2029	362,000
2030	409,000
1,734,000

21.	Capital disclosures:

The Company’s objective in managing capital is to ensure sufficient liquidity to develop its technologies and commercialize its products, finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection, its overall capital expenditures and those related to its debt reimbursement. The Company is not exposed to external requirements by regulatory agencies regarding its capital. As explained in note 16, the Company is subject to certain financial covenants under its mortgage loan.

Since inception, the Company has financed its liquidity needs primarily through a public offering of common shares, private placements with or without warrants and issuance of long-term debt and convertible debentures. The Company optimizes its liquidity needs by non-dilutive sources whenever possible, including research tax credits, grants, interest income and revenues from strategic partnerships and collaboration agreements.

The Company defines capital to include total shareholders equity, long-term debt and convertible debentures.

The capital management objectives remain the same as for the previous fiscal period.

The Company’s policy is to maintain a minimal level of debt. In 2009, the Company renegotiated the refinancing of its debt with an important financial institution, reduced its financial expenses and increased its production capacity to be able to face the increasing demand for its products (for more details see note 16). As at February 28, 2010, the Company had an authorized operating line of credit $1,000,000, of which an amount of $1,000,000 was available.

52    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

As at February 28, 2010, cash amounted to $1,093,194, short-term investments amounted to $1,001,011 and tax credit receivable amounted to $664,131, for a total of $2,758,336. During the nine-month period ended February 28, 2009, the Company raised an additional financing of $2,720,000 after financing fees through the issue of convertible debentures. These additional funds were used for the acquisition of an additional participation in its subsidiary Acasti Pharma, which will use this financing to continue its clinical studies in progress. On May 4, 2010, the Company announced that it has entered into an agreement to raise up to $15,000,000, as described in note 26.

22.	Financial instruments:

	(a)	Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of distributors. As at February 28, 2010, the Company had twenty trade debtors. Most sales' payment terms are set in accordance with industry practice. Three customers represent 56% (two customers represented 41% as at February 28, 2009) of total trade accounts included in accounts receivable.

Most of the Company's clients are distributors for a given territory and are privately-held enterprises. The profile and credit quality of the Company’s retail customers vary significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue conducting business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Such changes could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipment when customers have fully- utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant.

While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers are the main element in the decision process to determine the credit limits assigned to customers.

The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    53

The aging of trade receivable balances as at February 28, 2010 was as follows:

$
Current	2,071,825
Past due 0-30 days	415,693
Past due 31-120 days	187,130
Past due 121-180 days	649,827
Trade receivables	3,324,475
Less allowance for doubtful accounts	(383,597)
2,940,878

(b)	Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results.

Approximately 89% of the Company’s revenues are in US dollars. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at February 28, 2010:

CAD	US$	EURO
Cash	1,013,044	283,185
Accounts receivable	3,104,792	219,718
Accounts payable and accrued liabilities	(429,894)	(170,826)
Advance payments	–	(593,051)
	3,687,942	(260,974)

The following exchange rates applied during the year ended February 28, 2010:

		Reporting
	Average rate	date rate
US$ per CAD	1.1107	1.0525
EURO per CAD	1.5616	1.4377

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar and Euro would have respectively decreased (increased) the net loss as follows, assuming that all other variables remained constant:

	US$	EURO
Decrease (increase) in net loss	184,397	(13,049)

An assumed 5% weakening of the foreign currency during the year ended February 28, 2010 would have had an equal but opposite effect on the basis that all other variables remained constant.

The Company enters into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

54    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates.

The Company’s exposure to interest rate risk is as follows:

Cash	Short-term fixed interest rate
Short-term investments	Short-term fixed interest rate
Bank loan - operating line of credit	Short-term variable interest rate
Long-term debt	Variable and fixed interest rate
Convertible debentures	Fixed interest rate

The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these short-term investments have short-term maturities and are generally held to maturity.

An assumed 0.5% interest rate increase during the year ended February 28, 2010 would have decreased net earnings by $27,399, with an equal opposite effect for an assumed 0.5% decrease.

The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

(d)	Fair value of financial instruments:

The carrying amounts of the Company's short-term financial assets and liabilities approximate their fair value given that they will mature in the short-term.

The fair value of the variable interest rate mortgage loans is equivalent to the carrying amount as the loans bear interest at a rate which varies according to the market rate.

The fair value of obligations under capital leases, of the refundable contributions obtained under a federal grant program and of the government grant receivable, is determined by discounting future cash flows using rates that the Company can use for loans with similar terms, conditions and maturity dates. The fair value of these loans approximates the carrying amounts.

The fair value of the liability component of convertible debentures, including accrued interest, was determined to be $532,165, compared to the carrying amount of $467,864.

The following table summarizes financial assets and liabilities fair value on a recurring basis:

		Fair value measurements at reporting date using:
		Quoted prices	Significant
		in active	other	Significant
		markets for	observable	unobservable
	February 28,	identical assets	inputs	inputs
	2010	(level 1)	(level 2)	(level 3)
	$	$	$	$
Cash and cash equivalents	1,093,194	1,093,194	–	–
Short-term investments	1,001,011	–	1,001,011	–
Foreign currency forwards	5,528	–	5,528	–

(e)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage, as outlined in note 21. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    55

The following are the contractual maturities of financial liabilities, as well as the payments required under the terms of the operating lease as at February 28, 2010:

Required payments per year		Less than	2 to 3	4 to 5	More than
(in thousands of dollars)	Total	one year	years	years	5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	2,241	2,241	–	–	–

Contractual obligations:

Long-term debt	5,780	967	1,920	1,868	1,025
Loans guaranteed by investments in lease contracts (i)	74	47	27	–	–
Research and development contract	1,062	1,062	–	–	–
Other lease contracts	727	245	345	137	–
	9,884	4,562	2,292	2,005	1,025
(i) Including interest costs

In addition, approximately $593,051 of advance payments at February 28, 2010 may be refundable in the next year if the Company fails to meet certain development milestones.

An option totaling $275,000 for the acquisition of an intellectual property represents an additional contractual obligation. See note 23.

(f)	Short-term investments:

As at February 28, 2010, short-term investments are with a Canadian financial institution having a high credit rating. Short-term investments have a weighted-average maturity date of November 30, 2010 and weighted-average interest rate of 0.41%, and are cashable at any time at the discretion of the Company.

23.	Commitments and contingencies:

	(a)	License agreement:

The Company has entered into a licensing agreement, which calls for semi-annual payments of royalties based on the net realized sales of licensed products, according to the following conditions:

		Minimum
	Rate	royalty
		$
To a Canadian university as of June 1, 2002 (i) (for the term of the patents or until the Company exercised its option)	4%	5,000
To a company controlled by an officer and director as of June 1, 2002 (for an unlimited period)	1%	–
(i)	The Company has a $275,000 purchase option relating to the intellectual property currently held by this Canadian university.

56    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

On August 18, 2004, the Company notified the Canadian university of its intention to exercise its $275,000 purchase option relating to the intellectual property. As per the licensing agreement reached between the Canadian university and the Company, the terms of payment are as follows: $100,000 on the transfer date of the intellectual property, $50,000 on the first anniversary date of the transfer, $50,000 on the second anniversary and $75,000 on the third anniversary.

On August 23, 2004, university researchers filed an injunction against the Company and the Canadian university demanding cancellation of the purchase option of the intellectual property granted to the Company by the Canadian university.

In December 2008, a ruling was rendered against the Company. The judge determined that the Company had not exercised its option to purchase the intellectual property in August 2004, as claimed by the Company, and it had to pay additional royalties in the amount of $1,031,134 in addition to $145,000 in fees. The judge furthermore set at $1,776,000 the purchase price for the intellectual property, although it had been previously established at $275,000. Under the judgment, the Company had 45 days to exercise its option and it had to pay $275,000 immediately.

Following the December 2008 ruling, the Company appealed the ruling and requested an immediate stay of its execution. The Company did not agree with the findings of the ruling and believed that its own arguments were well founded.

In January 2010, the court of appeal ruled in favor of the Company confirming in its ruling the Company’s rights to exercise its purchase option relating to the intellectual property at a purchase price of $275,000 plus interests of $36,000, for a total of $311,000. The court also confirmed that the Company had exercised its option in August 18, 2004 and rejected all royalty claims to the exception of $36,000 plus interests of $11,000, for a total of $47,000. Following the January 2010 ruling, the Company has decided to present the $311,000 as a commitment and the $47,000 as an accrual.

(b)	Litigation claim:

During the second quarter, the Company received a complaint filed by Schiff Nutrition Group Inc. ("Schiff"), a former distributor of Neptune’s products, in the United States District Court for the District of Utah, Central division, alleging that Neptune failed to meet certain delivery thresholds. As a result, Schiff is seeking monetary damages in the minimum amount of US $1 million from Neptune.

After careful review of this complaint and having sought legal advice, the Company filed, early in the third quarter, a response and counterclaims to the Schiff complaint in the federal district court in Utah. The Company denies all material allegations and the requested monetary compensation in the complaint and asserts federal and state law claims against Schiff, including that Schiff failed to pay the Company for shipments of NKO® accepted by Schiff, and that Schiff caused its contractor to encapsulate NKO® despite the Company’s objections that the resulting product would not meet specifications after encapsulation by Schiff’s contractor.

Despite the Company’s warning to Schiff to cease directly and indirectly using the Company trademarks including NKO® and clinical support, Schiff continued to use the Company trademarks and claims, as it could be seen on websites of multiple Schiff’s distributors.

No provision has been recorded by the Company as at February 28, 2010 for this matter because the outcome and the amount of loss, if any, is not determinable.

(c)	Research and development agreements:

In the normal course of business, the Company has signed agreements with various partners and suppliers for them to execute research projects to produce and market certain products. The Company has reserved certain rights relating to these projects. During the first quarter 2009, the Company initiated a clinical trial that is being conducted over a 30-month period for an amount of $775,000. As at February 28, 2010, payments of $459,208 have been made towards the total amount of the contract.

In addition, during the first quarter 2010, the Company initiated another clinical trial that is being conducted over a 20-month period for an amount of $345,048 (€240,000). As at February 28, 2010, payment of $143,770 (€100,000) has been made toward the total amount of the contract.

The Company initiated another research project during 2010 that will be conducted over a 12-month period for an amount of $583,294. As at February 28, 2010, an accrual of $37,899 is included in accrued liabilities.

(d)	Rental agreements:

The Company has entered into long-term lease agreements, which call for payments of $727,003 for the rental of premises. Minimum lease payments for the next years are $245,311 in 2011, $173,598 in 2012, $171,342 in 2013 and $136,752 in 2014.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    57

24.	Segment disclosures:

	(a)	Descriptive information on the Company's reportable segments:

As a result of the reorganization of the Company's activities as described in note 5, the Company has three reportable operating segments structured in legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical applications for cardiovascular diseases (Acasti Pharma), and the third is the development and commercialization of pharmaceutical neurological diseases (NeuroBioPharm).

The following tables show information by segment:

				2010
				(12 months )
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Sales and research contracts	12,605,587	–	58,875	12,664,462
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(10,674,861)	(400,298)	(81,334)	(11,156,493)
Research and development expenses	(1,268,124)	(1,178,375)	(297,020)	(2,743,519)
Financial expenses	(677,942)	(454)	–	(678,396)
Amortization	(759,254)	(9,065)	–	(768,319)
Stock-based compensation	(484,606)	–	–	(484,606)
Interest income	25,474	20,004	–	45,478
Foreign exchange (loss) gain	(647,716)	11,981	–	(635,735)
Gain on dilution	2,221,930	–	–	2,221,930
Net income (loss) and comprehensive income (loss)	340,488	(1,556,207)	(319,479)	(1,535,198)
Cash	680,372	412,822	–	1,093,194
Short-term investments	1,001,011	–	–	1,001,011
Total assets	16,652,823	913,318	–	17,566,141
Expenditures for long-lived assets	3,640,992	16,141	–	3,657,133

58    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010

				2009
				(9 months )
				(Recast -
				note 2(a))
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Sales and research contracts	8,513,190	–	76,082	8,589,272
Cost of sales and operating expenses (excluding amortization and stock based compensation)	(6,539,922)	(368,574)	–	(6,908,496)
Research and development expenses	(650,382)	(429,944)	(196,636)	(1,276,962)
Financial expenses	(519,198)	(336)	–	(519,534)
Amortization	(528,762)	(2,380)	–	(531,142)
Stock-based compensation	(2,171,668)	–	–	(2,171,668)
Interest income	43,101	18,236	–	61,337
Foreign exchange gain	999,603	744	–	1,000,347
Royalties on transfer of license to subsidiaries	(137,000)	–	–	(137,000)
Gain on dilution	9,231	–	–	9,231
Net loss and comprehensive loss	(981,807)	(782,254)	(120,554)	(1,884,615)
Cash	507,223	328,549	–	835,772
Short-term investments	1,300,018	2,018,236	–	3,318,254
Total assets	15,515,198	2,638,858	–	18,154,056
Expenditures for long-lived assets	1,601,860	25,155	–	1,627,015

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    59

(b)	Geographic information:

All of the Company's assets are located in Canada.

The Company's sales are attributed based on the customer's area of residence:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Canada	151,762		888,375
United States	7,877,542		6,280,838
Europe	2,790,004		1,200,107
Asia/Oceania	1,786,279		95,161
	12,605,587		8,464,481

Sales above exclude revenues from a partnership and collaboration agreement.

(c)	Information about major customers:

During the year ended February 28, 2010, the Company realized sales amounting to $4,708,867 from two customers ($4,167,560 from three customers in the nine-month period ended February 28, 2009), individually accounting for more than 10% of sales:

	2010		2009
	$		$
	(12 months	)	(9 months	)
Customer A	24.5%		14.6%
Customer B	12.8%		13.0%
Customer C	–		21.0%

60    NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

ANNUAL REPORT 2010
25.	Comparative figures:

The comparative figures for 2009 have been reclassified to conform with the financial statement presentation adopted for 2010.

26.	Subsequent events:

	(a)	On April 30, 2010, 1,068,000 Debenture Warrants were exercised for a total proceeds of $1,335,000 and 1,086,400 Debenture Call-Options for a total proceeds of $271,600.

	(b)	On May 4, 2010, the Company announced that it has entered into an agreement with a syndicate of agents to raise up to $15,000,000.

Each unit consists of one common share of Neptune and one-half of one common share purchase warrant. Each unit is priced at $2.10 and each whole purchase warrant will entitle the holder to purchase one common share for $2.65 for a period of two years from the date of closing of the offering, which shall occur on or about May 25, 2010.

The Company intends to use the net proceeds of the financing for clinical studies for Neptune and its subsidiaries Acasti Pharma Inc. and Neurobiopharm Inc., as well as for product development and sales & marketing efforts and finally for general working capital purposes.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.    61

Board of Directors		Management
Dr. Ronald Denis [1,2,3]	Daniel Perry [1,2,3]	Henri Harland
Chief of Surgery	General Manager	President and Chief Executive Officer
Sacré-Cœur Hospital, Montréal	Société du Vivier des Landes
Chairman of the Board		André Godin
President of the Corporate Governance	Jean-Claude Debard [1,2,3]	Vice-president, Administration and Finance
Committee	President
President of the Compensation Committee	Hyundai Automobile France	Dr. Fotini Sampalis
Chief Scientific Officer
Henri Harland [1]
President and Chief Executive Officer	[1] Members of the Corporate Governance Committee
Neptune Technologies & Bioressources Inc.	[2] Members of the Audit Committee
[3] Members of the Compensation Committee
Michel Chartrand [1,2,3]
Vice President, Retail Partners Solutions (RPS)
McKesson Canada
President of the Audit Committee

Stock Exchange Listing	Plant	Transfer Agent and Registrar
TSX – Venture Exchange - Symbol: NTB	Neptune Technologies & Bioressources Inc.	For registered shareholders:
NASDAQ – Symbol: NEPT	795 Pépin Street	To change your address, transfer shares,
	Sherbrooke, Québec J1L 2P8	eliminate duplicate mailings, have dividends
Investors Relations	Canada	deposited directly into accounts at financial
André Godin		institutions in Canada and in USA that provide
Vice President, Administration and Finance	Auditors	electronic fund-transfer services, etc.,
Neptune Technologies & Bioressources Inc.	KPMG LLP	please contact
a.godin@neptunebiotech.com	Limited liability partnership
	Chartered Accountants	Computershare Trust Company of Canada
Xavier Harland	Suite 1500	1500 University Street, 7th Floor
Director, Finance	600 West, de Maisonneuve Blvd	Montreal, Quebec H3A 3S8
Neptune Technologies & Bioressources Inc.	Montréal H3A 0A3	Canada
x.harland@neptunebiotech.com	Canada
Computershare Trust Company of Canada
Financial informations are available	Annual Meeting	9th Floor, 100 University Avenue
under the Web site at:	Shareholders are invited to attend the Annual	Toronto, Ontario M5J 2Y1
www.sedar.com	and Special Meeting being held on Tuesday,	Canada
www.sec.gov	June 22, 2010 at 1:00 p.m. local time at:
	Le Centre Sheraton Montréal	Computershare Trust Company NA
	Ballrom East – Level 4	350 Indiana Street
Head Office	1201 West, René-Lévesque Blvd	Suite 800
Neptune Technologies & Bioressources Inc.	Montréal, Québec	Golden Colorado 80401
Suite 200		USA
225 Promenade du Centropolis	Those unable to do so are asked to sign and
Laval, Québec H7T 0B3	return the form of proxy that has been mailed	Phone: 1-800-564-6253 / 514-982-7555
Canada	to them.	Fax: 1-888-453-0330 / 416-263-9394
Phone: +1 450-687-2262
Toll-free: 1 888-664-9166		service@computershare.com

Toll-free: 1 888-664-9166
Fax: +1 450-687-2272

www.neptunebiotech.com
info@neptunebiotech.com

62 NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

NEPTUNE
TECHNOLOGIES & BIORESSOURCES

225, Promenade du centropolis
suite 200, Laval (Québec)
Canada H7T 3B3

www.neptunebiotech.com